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Exhibit 99.3

    Management's

    Discussion and

    Analysis

For the year ended December 31, 2018

(Prepared in accordance with International
Financial Reporting Standards)

AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS

Table of
Contents

Executive Summary	1

Strategy	1

Portfolio Overview	2

Key Performance Drivers	8

Balance Sheet Review	10

Results of Operations	11
Revenues from Mining Operations	11
Production Costs	13
Exploration and Corporate Development Expense	16
Amortization of Property, Plant and Mine Development	17
General and Administrative Expense	17
Impairment Loss on Equity Securities	17
Finance Costs	17
Impairment Loss	18
Foreign Currency Translation Loss	18
Income and Mining Taxes Expense	19

Liquidity and Capital Resources	19
Operating Activities	19
Investing Activities	19
Financing Activities	20
Contractual Obligations	22
Off-Balance Sheet Arrangements	22
2019 Liquidity and Capital Resources Analysis	23

Quarterly Results Review	23

Outlook	24
Gold Production	24
Financial Outlook	26

Risk Profile	29
Financial Instruments	29
Interest Rates	30
Commodity Prices and Foreign Currencies	30
Cost Inputs	31
Operational Risk	32
Regulatory Risk	32

Controls Evaluation	32

Outstanding Securities	33

Sustainable Development	33

Employee Health and Safety	34

Community	34

Environment	35

Critical IFRS Accounting Policies and Accounting Estimates	35

Mineral Reserve Data	36

Non-GAAP Financial Performance Measures	39

Summarized Quarterly Data	49

Three Year Financial and Operating Summary	56

This Management's Discussion and Analysis ("MD&A") dated March 26, 2019 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2018 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The annual consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2018 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") website at www.sec.gov.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this MD&A include, but are not limited to, the following:

  •
  the Company's outlook for 2019 and future periods;

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  statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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  estimates of future mineral production and sales;

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  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

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  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

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  statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

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  estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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  estimates of cash flow;

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  estimates of mine life;

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  anticipated timing of events at the Company's mines, mine development projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

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  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

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  other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding estimated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

Unless otherwise expressly stated, milestones set out in this MD&A have not been based on a technical report under NI 43-101 (as defined below).

Meaning of "including" and "such as": When used in this MD&A, the terms "including" and "such as" mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the SEC's Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

The mineral reserve and mineral resource data presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces.

Mineral resources that are not mineral reserves do not have demonstrated economic validity.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This MD&A uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This MD&A uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "adjusted net income" and "minesite costs per tonne" that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. This MD&A also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Unless otherwise indicated herein all references to total cash costs per ounce and all-in sustaining costs per ounce refer to such measures as calculated on a by-product basis. For information regarding these measures as calculated on a co-product basis, please see "Non-GAAP Financial Performance Measures".

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2018, Agnico Eagle recorded production costs per ounce of gold of $713 and total cash costs per ounce of gold produced of $637 on a by-product basis and $710 on a co-product basis on payable gold production of 1,626,669 ounces. The average realized price of gold increased by 0.4% from $1,261 per ounce in 2017 to $1,266 per ounce in 2018.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Highlights

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  Continued strong operational performance with payable gold production of 1,626,669 ounces and production costs per ounce of gold of $713 during 2018.

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  Total cash costs per ounce of gold produced of $637 on a by-product basis and $710 on a co-product basis in 2018.

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  All-in sustaining costs per ounce of gold produced of $877 on a by-product basis and $950 on a co-product basis in 2018.

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  Proven and probable gold reserves totaled 22.0 million ounces at December 31, 2018, a 7.2% increase compared with 20.6 million ounces at December 31, 2017 while the gold reserve grade increased by 8.4%.

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  As at December 31, 2018, Agnico Eagle had strong liquidity with $307.9 million in cash and cash equivalents and short-term investments along with approximately $1.2 billion in undrawn credit lines.

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  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

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  The Company continues to maintain its investment grade credit rating and has adequate financial flexibility to finance capital requirements at its mines and development projects from operating cash flow, cash and cash equivalents, short-term investments and undrawn credit lines.

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  The Company has strong senior management continuity as its Chief Executive Officer has over 30 years of service with the Company.

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  In February 2019, the Company declared a quarterly cash dividend of $0.125 per common share. Agnico Eagle has now declared a cash dividend every year since 1983.

Strategy

Agnico Eagle's ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company's goals are to:

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  Deliver high quality growth while meeting market expectations and maintaining high performance standards in health, safety, environment and community development;

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  Build a strong pipeline of projects to drive future production; and

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  Employ the best people and motivate them to reach their potential.

These three pillars – performance, pipeline and people – form the basis of Agnico Eagle's success and competitive advantage. By delivering on them, the Company strives to continue to build its production base and generate increased value for shareholders, while making meaningful contributions to its employees and communities.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   1

Portfolio Overview

Northern Business

Canada – LaRonde Mine

The 100% owned LaRonde mine in northwestern Quebec, the Company's oldest mine, achieved commercial production in 1988. The LaRonde mine extension, the portion of the mine below the 245 level, achieved commercial production in December 2011 and, under current mine plans, is expected to be in production through 2025.

In 2018, approximately 800,000 ounces of gold (3.2 million tonnes grading 7.94 g/t gold) at LaRonde 3, between level 311 (a depth of 3.1 kilometres) and level 340 (a depth of 3.4 kilometres), was converted from mineral resources to mineral reserves. Development plans are underway to deepen the ramp to access this portion of the mine while engineering and construction work for ventilation and cooling of the deeper portion of the mine are ongoing.

Following the successful deployment of the Long-Term Evolution ("LTE") network at the LaRonde Zone 5 mine, an LTE network was deployed at the LaRonde mine below level 269 in the fourth quarter of 2018. Extension of the network in the ramp area from level 269 to surface and at LaRonde 3 will take place throughout 2019. The LTE network will facilitate the integration of automation technologies currently being tested at the LaRonde Zone 5 mine which are expected to allow the Company to maintain similar historical productivity levels at LaRonde 3.

An exploration program is also underway at Zone 6 where drilling has encountered encouraging massive sulphide mineralization. Zone 6 is located approximately 200 metres north of, and parallel to LaRonde 3.

The LaRonde mine's proven and probable mineral reserves were approximately 3.1 million ounces at December 31, 2018.

Canada – LaRonde Zone 5 Mine

In 2003, the Company acquired the Bousquet gold property, which adjoins the LaRonde complex to the west and hosts the Bousquet Zone 5, which the Company has renamed LaRonde Zone 5 due to the proximity to the LaRonde mine. The LaRonde Zone 5 mine was approved for development in February 2017 and full permits were received in 2017. Commercial production at LaRonde Zone 5 was achieved in June 2018 and under current mine plans, is expected to be in production through 2026.

In 2018, the mine achieved its designed production rate of 1,975 tonnes per day with lower than expected dilution and slightly higher than expected mill recoveries. The Company is evaluating the potential to extend operations at depth and along strike onto the Company's 100% owned Ellison property, which adjoins the LaRonde Zone 5 mine to the west. The Ellison property hosts an indicated mineral resource of 68,000 ounces of gold (665,000 tonnes grading 3.19 g/t gold) as of December 31, 2018.

The LaRonde Zone 5 proven and probable mineral reserves were approximately 0.7 million ounces at December 31, 2018.

Canada – Lapa Mine

Commercial production was achieved at the 100% owned Lapa mine in northwestern Quebec in May 2009. Mining operations at the Lapa mine continued through 2018 intermittently and ore from the LaRonde Zone 5 mine was being batch processed at the Lapa mill circuit at the LaRonde mine since June 2018.

As of December 31, 2018, all mining operations at Lapa have ceased and no further production is expected in 2019 and beyond. As a result, the Lapa mill circuit at the LaRonde complex is now fully available to process ore from the LaRonde Zone 5 mine. Closure activities for the underground infrastructure are currently underway with surface work expected to begin in the second quarter of 2019.

Canada – Goldex Mine

The 100% owned Goldex mine in northwestern Quebec achieved commercial production from the M and E satellite zones in October 2013. The Deep 1 Zone achieved commercial production in July 2017. Production from the Deep 1 Zone is expected to extend the Goldex mine life through 2025 under current mine plans.

In 2018, the exploration ramp for the Deep 2 Zone was extended to below the 125 level. Work on the exploration ramp for the Deep 2 Zone has now been put on hold to focus on further stope development at the Deep 1 Zone and additional development in the South Zone which is accessible from the Deep 1 Zone infrastructure. The South Zone consists of quartz

2   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

veins that have higher grades than those in the primary mineralized zones at Goldex. The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.

The Company acquired the Akasaba West deposit in January 2014. Located less than 30 kilometres from Goldex, the Company believes that the Akasaba West deposit will create flexibility and synergies for the Company's operations in the Abitibi region by enabling the use of extra milling capacity at both Goldex and LaRonde while reducing overall unit costs. The Company continues to review the timeline for the integration of the Akasaba West deposit into the Goldex production profile.

The Akasaba West deposit's proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2018.

The Goldex mine's proven and probable mineral reserves were approximately 1.0 million ounces at December 31, 2018.

Canada – Canadian Malartic Mine

Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100% of Osisko Mining Corporation ("Osisko") on June 16, 2014 pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko and Canadian Malartic General Partnership ("CMGP"), a general partnership (the "Partnership"), which now holds the Canadian Malartic mine in northwestern Quebec.

The Partnership is evaluating the potential for underground mining of the Odyssey and East Malartic deposits from surface to a depth of 600 metres. These deposits could provide higher grade ore that could potentially supplement open pit production at Canadian Malartic. On a 50% basis, Odyssey contains inferred mineral resources of 809,000 ounces of gold (11.5 million tonnes grading 2.19 g/t gold) and East Malartic has indicated mineral resources of 361,000 ounces of gold (5.3 million tonnes grading 2.13 g/t gold) and inferred mineral resources of 1.4 million ounces of gold (22.0 million tonnes grading 1.98 g/t gold). Drilling is ongoing to extend and upgrade the mineral resources in these zones. A permit and Certificate of Authorization were received in December 2018, which allow for the development of an underground ramp at Odyssey. The development of the ramp will provide access for underground drilling and collection of a bulk sample. The goal of the underground development program is to provide higher grade feed to the Canadian Malartic mill and extend the current mine life. Exploration programs are ongoing to evaluate several deposits to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen and Sheehan zones.

On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing the Partnership to carry out the proposed expansion of the Canadian Malartic mine and the deviation of Highway 117 in Malartic, which will allow the Partnership to access the Barnat deposit. Deviation plans included a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic. During 2018, work was primarily focused on the Highway 117 road diversion, overburden stripping and tailings expansion. The highway diversion is expected to be completed in late 2019 at which point, the production activities at Barnat are scheduled to begin.

On August 2, 2016, CMGP was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint was in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiffs did not seek leave to appeal this decision and will rather add new allegations in an attempt to recapture the pre-transaction period. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request,

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   3

consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impact of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits occurred in October 2018, but no judgment has been rendered. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component. As with the Good Neighbour Guide and other community relations efforts at the Canadian Malartic mine, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Agnico Eagle's attributable share of proven and probable mineral reserves at the Canadian Malartic mine were approximately 2.8 million ounces at December 31, 2018.

Canada – Kirkland Lake Assets

On March 28, 2018, the Company acquired 100% of the Canadian exploration assets (the "CMC Exploration Assets") of Canadian Malartic Corporation ("CMC"), including the Kirkland Lake and Hammond Reef gold projects for an effective purchase price of $162.5 million. On the closing of the transaction, Agnico acquired all of Yamana's indirect 50% interest in the CMC Exploration Assets, giving Agnico Eagle 100% ownership. The transaction did not affect the ownership of the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi properties, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Partnership.

The land package that makes up the Kirkland Lake project was formerly owned by a succession of junior exploration companies. A $5.6 million exploration program on the Kirkland Lake project was carried out from July to December 2018. The total drilling in 2018 on this project consisted of 37 diamond drill holes (19,505 metres), of which 7,285 metres were to extend the Upper Beaver deposit at depth as well as explore for new, near-surface mineralization and 12,220 metres tested satellite targets around the Upper Canada deposit.

In 2019, the Company expects to spend $5.8 million to follow up on the recent positive exploration results and data compilation at the Kirkland Lake project. This will include a 16,500 metre exploration drill program targeting the Upper Beaver deposit area as well as mineralized zone extensions at Upper Canada, including the newly-expanded Northland Zone. The drilling and additional studies in 2019 are expected to result in a new mineral resource estimate at the end of 2019.

Upper Beaver deposit's proven and probable mineral reserves were approximately 1.4 million ounces at December 31, 2018. No proven and probable mineral reserves have been declared for the Upper Canada or the Hammond Reef projects.

Canada – Meadowbank Complex (Including the Meadowbank Mine and Amaruq Satellite Deposit)

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved at the Meadowbank mine in March 2010.

Production will extend into 2019 at the Meadowbank mine, which bridges the gap between the cessation of mining activities at the Meadowbank mine and the expected start of operations at the Amaruq satellite deposit in the third quarter of 2019. The additional production comes from an extension of the mine plan at the Portage pit in 2019. In addition, production will be supplemented by ore from the Vault pit and by ore processed from stockpiles.

The 100% owned Amaruq satellite deposit is located approximately 50 kilometres northwest of the Meadowbank mine. In 2016, the Company approved the project for development pending the receipt of the required permits. On March 22, 2018, the Company filed a new National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") technical report for the Meadowbank Complex.

4   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

On July 11, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada) approved Agnico Eagle's Type A Water Licence for the Whale Tail pit, which was issued by the Nunavut Water Board on May 30, 2018. This approval authorized the Company to commence mine development activities on the Whale Tail pit.

In late July 2018, the Company began construction activities at the Amaruq satellite deposit. Work carried out during 2018 included:

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  completion of the secant wall at the Whale Tail dyke with the grout curtain now 90% complete. Installation of the pumping system including the water treatment plant, which was necessary to start the dewatering in February 2019;

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  continuation of Whale Tail pit stripping activities, with the first ore being mined and stockpiled;

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  commissioning of the long-haul truck fleet;

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  completion of the production road widening;

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  construction on the Mammoth waste rock storage facility and the Northeast dykes;

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  continuation of the infrastructure work on the permanent camp at the Amaruq satellite deposit and advancing work on the mechanical shop and emulsion storage building;

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  continuation of the modifications to the process plant at Meadowbank; 99% of the structural work was completed as of December 31, 2018 including completion of the gravity concentrators and high-intensity grinding mill; and

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  completion of a new sulphur dioxide (SO2) plant (used in the cyanide destruction process), with commissioning in early January 2019.

Commercial production is currently forecast to be achieved in the third quarter of 2019. Work is ongoing to evaluate the potential for an underground operation at the Amaruq satellite deposit, which could run partially concurrent with the open pit mine that is currently under development. A production decision for the Amaruq underground project is expected to be made late in 2019.

The Whale Tail expansion permitting process for open pit mining activities at the V Zone and the underground commenced on October 15, 2018, with a submission of a Project Description to the Nunavut Planning Commission for screening. The Company subsequently received a positive notice indicating that the proposal conforms to the Land Use Plan. The Environmental Assessment addendum related to the Whale Tail expansion will be submitted to the Nunavut Impact Review Board in accordance with the permitting process. The Company anticipates the issuance of the permits in late 2020.

The Company is also waiting for approval for the permit required to allow for in-pit tailings disposal. Receipt of this permit is expected in the second quarter of 2019.

The Meadowbank Complex's proven and probable mineral reserves were approximately 3.0 million ounces at December 31, 2018.

Canada – Meliadine Mine Project

On July 6, 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp.

In 2016, the Company's Board of Directors ("Board") approved the construction of the Meliadine mine project. The forecast production and other parameters surrounding the Company's proposed Meliadine operations were based on a preliminary economic assessment, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of the Meliadine mine project. For a summary of the key estimates and parameters of the Meliadine project, see the Company's Annual Information Form dated March 27, 2017, filed with Canadian securities regulatory authorities on www.sedar.com, under the heading "Operations and Production – Northern Business – Meliadine – Expenditures".

As of December 31, 2018, the majority of construction activities were completed. The total initial capital cost of the Meliadine mine project is expected to be below the 2018 forecast of $900.0 million due to strong project execution. In 2018, the

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   5

Company spent approximately $388.7 million on capital expenditures at the Meliadine mine project. The net development capital spending in 2019 at the Meliadine mine project is now forecast to be approximately $33.0 million.

Given the progress of construction and development activities in 2018, commissioning of the process plant began in the first quarter of 2019, with the expected achievement of commercial production early in the second quarter of 2019. In 2018, approximately 8,655 meters of underground development were completed and three underground stopes have been blasted and mucked out. Under current mine plans, the mine is expected to be in production through 2032.

Exploration activities resumed at the Meliadine mine project early in 2018 with the focus on extending the existing resource of the Tiriganiaq deposit. Total exploration drilling in 2018 consisted of 29 holes (12,022 metres) and conversion drilling consisted of 34 holes (18,716 metres). The conversion drill program resulted in an increase of both the indicated mineral resources and the probable mineral reserves of the Tiriganiaq deposit.

In 2019, the Company plans to continue the conversion drilling program, with 7,500 metres of drilling in areas classified as inferred mineral resources located below the mineral reserves at the Tiriganiaq deposit and 5,000 metres of drilling at the Wesmeg deposit. The 2019 exploration drilling program has a budget of 10,000 metres of drilling to continue investigating the Tiriganiaq deposit and to test the mineralization extending at depth to the west of the deposit.

The Meliadine mine project had proven and probable mineral reserves of approximately 3.8 million ounces at December 31, 2018.

Finland – Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009.

In 2017, the Company considered the potential to increase throughput rates at Kittila to 2.0 million tonnes per annum ("mtpa") from the current rate of 1.6 mtpa. Based on this review, the Board approved the expansion in February 2018 which includes the construction of a 1,044 metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

The expansion project is expected to increase the efficiency of the mine and decrease or maintain current operating costs while providing access to the deeper mining horizons. In addition, the shaft is expected to provide access to the mineral resource areas below 1,150 metres, where recent exploration programs have shown promising results.

In 2018, the expansion project advanced as planned. Phase 1 of the mill expansion was completed in the fourth quarter of 2018. The shaft project continued to progress with detailed engineering work started. Shaft slashing was delayed during the fourth quarter of 2018 as a result of contractor availability and late regulatory approval. Shaft slashing began in January 2019 with the construction of the head frame expected to begin in the third quarter of 2019. The total capital cost for the expansion project remains unchanged at approximately €160 million (approximately $189 million at current exchange rates) with phased expenditures between 2019 and 2021.

Ongoing drilling activity at Kittila has demonstrated the ability to add mineral reserves and mineral resources at depth. With the approved expansion, the proven and probable reserves have increased and the new shaft is expected to unlock additional exploration potential in the deeper portions of the mine (between 1,150 metres and 1,400 metres).

Exploration at the Kittila mine continued with the deep drilling in the Roura area and the focus on the Main Zone and Sisar Zone. The Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization, has been located between approximately 775 metres and 1,910 metres below surface, forming a roughly triangular shape that remains open at depth and along strike to the north and south. Mineral reserves in the Sisar Zone form part of the total Kittila mineral reserve estimate. The 2019 exploration program is budgeted at $9.0 million including 34,000 metres of drilling, focused on the Roura and Rimpi Main Zones and the Sisar Zone.

Proven and probable mineral reserves at the Kittila mine were approximately 4.4 million ounces at December 31, 2018.

Southern Business

Mexico – Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property, which was then an advanced stage exploration property in northern Mexico. Commercial production was achieved at the Pinos Altos mine in November 2009. A shaft

6   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

sinking project was completed in June 2016 at the Pinos Altos mine and during 2018, the site transitioned into a predominantly underground mining operation. Open pit mining activity is expected to resume in the second half of 2019 at the El Apache deposit.

Several satellite mining opportunities exist around the Pinos Altos mine that are being evaluated for their incremental production potential:

  •
  the Sinter deposit, located approximately 2 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit. Portal and ramp development commenced in 2018, with initial production expected to begin in the first quarter of 2019;

  •
  the Cubiro deposit is an underground exploration opportunity, located approximately 9 kilometres northwest of the Pinos Altos mine, envisioned to potentially produce high grade ore that will be trucked to the Pinos Altos processing facilities as early as 2022. Ramp development began in the third quarter of 2018 and 300 metres of underground development was completed in 2018. Underground exploration and mineral resource conversion drilling are expected to commence later in 2019; and

  •
  the Reyna de Plata deposit is located north of the Pinos Altos mine. During 2018, a 15,000 metre drill program was completed with initial mineral reserves of 72,000 ounces of gold declared in February 2019 (2.3 million tonnes grading 0.96 g/t gold and 29.3 g/t silver) which form a part of the Pinos Altos mine's estimate of mineral reserves.

The Pinos Altos mine's proven and probable mineral reserves (including satellite deposits) were approximately 1.2 million ounces at December 31, 2018.

Mexico – Creston Mascota Mine

The 100% owned Creston Mascota mine is located approximately 7 kilometres northwest of the Pinos Altos mine in northern Mexico. First mining activity commenced at the Creston Mascota deposit in 2010 and commercial production was achieved at the mine in March 2011. During 2017, the Bravo zone located south of the Creston Mascota facilities was added to the mine plan. Construction activities continued through 2018 and mining at the main Bravo zone began in the third quarter of 2018.

The Phase V heap leach pad expansion, which is an extension to the existing facility, was completed in the fourth quarter of 2018 and the Calera waste rock dump was developed close to the Bravo pit to reduce waste haulage costs. Mining activities at the Creston Mascota mine are expected to be completed at the Bravo zone in the fourth quarter of 2019 and then transition into a residual heap leaching operation.

The Creston Mascota mine's proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2018.

Mexico – La India Mine

Agnico Eagle completed its acquisition of Grayd Resource Corporation ("Grayd") on January 23, 2012. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine in northern Mexico. In September 2012, development and construction of the La India mine were approved by the Board and commercial production was achieved in February 2014.

Optimization work on the absorption, desorption and recovery plant and commissioning of the carbon regeneration kiln were completed in the third quarter of 2018. Construction of a new heap leach pad expansion commenced late in the fourth quarter of 2018 with the completion expected early in the second quarter of 2019. The permitting process for the new power line is in progress with construction expected to start later in 2019.

During 2018, drilling was carried out on the Main Zone to evaluate the potential to extend mineralization below the current pit design and to explore opportunities to extend mineralization outside the currently planned pit limits. Drilling was also carried out at the nearby El Realito and La Chipriona satellite zones. These areas are currently being drilled to better define and extend known mineral resources in close proximity to the current mining areas which could supplement the ore feed in the future. The first proven and probable reserves at the El Realito satellite deposit and first inferred resources at the La Chipriona deposit were declared in February 2019.

The La India mine's proven and probable mineral reserves (including satellite deposits) were approximately 0.6 million ounces at December 31, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   7

Mexico – Santa Gertrudis Project

In November 2017, the Company acquired its 100% interest in the Santa Gertrudis property which is located approximately 180 kilometers north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap leach operations that produced approximately 565,000 ounces of gold at a grade of 2.10 g/t gold between 1991 and 2000. The project also has a substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.

Three favorable geological trends with a potential strike length of 18 kilometers have been identified on the property with limited drilling between deposits. In addition, the Company's prospecting identified high-grade mineralization along northeast-trending structures. During 2018, a total of 193 diamond drill holes (31,127 meters) were completed in several zones to validate and confirm the majority of the historical mineral resource estimates, leading to the estimation of an initial inferred mineral resource of 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) at December 31, 2018.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

  •
  The spot price of gold, silver, zinc and copper;

  •
  Production volumes;

  •
  Production costs; and

  •
  Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates.

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2018	2017	% Change

High price	$1,366	$1,358	0.6%

Low price	$1,160	$1,146	1.2%

Average price	$1,269	$1,258	0.9%

Average price realized	$1,266	$1,261	0.4%

In 2018, the average market price per ounce of gold was 0.9% higher than in 2017. The Company's average realized price per ounce of gold in 2018 was 0.4% higher than in 2017.

8   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

SILVER ($ per ounce)

	2018	2017	% Change

High price	$17.71	$18.66	(5.1)%

Low price	$13.89	$15.19	(8.6)%

Average price	$15.71	$17.07	(8.0)%

Average price realized	$15.51	$17.07	(9.1)%

In 2018, the average market price per ounce of silver was 8.0% lower than in 2017. The Company's average realized price per ounce of silver in 2018 was 9.1% lower than in 2017.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle's average realized sales price year-over-year for zinc increased by 7.2% and the average realized sales price for copper year-over-year increased by 3.1%. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc and copper) and the Pinos Altos mine (silver).

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis.

The Company has never sold gold forward, allowing the Company to take full advantage of rising gold prices. Management believes that low cost production is the best protection against a decrease in gold prices.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,626,669 ounces in 2018, a decrease of 5.1% compared with 1,713,533 ounces in 2017. The decrease was primarily due to lower amounts of ore processed and lower gold grades at the Meadowbank and Creston Mascota mines in 2018 compared to 2017. Partially offsetting the overall decrease in gold production was an increase in tonnes processed at the LaRonde Zone 5 mine, which achieved commercial production in June 2018.

Production costs are discussed in detail in the Results of Operations section below.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   9

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

  •
  all revenues are earned in US dollars;

  •
  a significant portion of operating costs at the LaRonde, LaRonde Zone 5, Goldex, Meadowbank and Canadian Malartic mines and mine construction costs at the Amaruq satellite deposit and the Meliadine mine project are incurred in Canadian dollars;

  •
  a significant portion of operating costs at the Pinos Altos, Creston Mascota and La India mines are incurred in Mexican pesos; and

  •
  a significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

On average, the Canadian dollar and Euro strengthened relative to the US dollar in 2018 compared with 2017, increasing costs denominated in the local currencies when translated into US dollars for reporting purposes. The Mexican peso weakened relative to the US dollar in 2018 compared with 2017, decreasing costs denominated in the local currency when translated into US dollars for reporting purposes.

Balance Sheet Review

Total assets at December 31, 2018 of $7,852.8 million decreased slightly compared to December 31, 2017 total assets of $7,865.6 million. The $12.8 million decrease in total assets between periods was primarily comprised of a $331.2 million decrease in cash and cash equivalents and a $289.0 million decrease in goodwill as a result of impairment losses, partially offset by a $607.8 million increase in property, plant and mine development. The December 31, 2016 balance of $7,108.0 million was lower compared to the total assets balance as at December 31, 2017, primarily due to a $520.5 million increase in property, plant and mine development between periods.

Cash and cash equivalents were $301.8 million at December 31, 2018, a decrease of $331.2 million compared with December 31, 2017 primarily due to $1,251.6 million in capital expenditures and acquisitions, $84.0 million in dividends paid and $30.1 million for the repurchase of common shares for stock-based compensation plans during 2018, partially offset by cash provided by operating activities of $605.7 million and the issuance of the 2018 Notes (as defined below) in an aggregate principal amount of $350.0 million.

Current inventory balances decreased by $6.8 million from $501.0 million at December 31, 2017 to $494.2 million at December 31, 2018 primarily due to a $42.5 million decrease in the current portion of ore in stockpiles and on leach pads, partially offset by an increase in fuel and supplies inventories in Nunavut in preparation for commercial production in 2019. Non-current ore in stockpiles and on leach pads increased by $47.2 million from $69.6 million at December 31, 2017 to $116.8 million at December 31, 2018 due to the reclassification from current inventory based on the expected timing of future processing.

Equity securities decreased from $122.8 million at December 31, 2017 to $76.5 million at December 31, 2018 primarily due to $38.3 million in unrealized fair value losses and $18.9 million in disposals, partially offset by $10.9 million in new investments during 2018.

10   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Goodwill decreased from $696.8 million at December 31, 2017 to $407.8 million at December 31, 2018 due to an impairment loss of $250.0 million relating to the Canadian Malartic joint operation and an impairment loss of $39.0 million relating to the La India mine.

Property, plant and mine development increased by $607.8 million to $6,234.3 million at December 31, 2018 compared with December 31, 2017 primarily due to $1,089.1 million in capital expenditures and a $162.5 million increase due to the acquisition of the Canadian exploration assets of CMC in 2018. This increase was partially offset by amortization expense of $553.9 million and an impairment loss of $100.7 million during 2018 at the El Barqueño project.

Total liabilities increased to $3,302.8 million at December 31, 2018 from $2,918.6 million at December 31, 2017 primarily due to the issuance of $350.0 million guaranteed senior unsecured notes on April 5, 2018. Of the total $303.1 million increase in total liabilities between the December 31, 2016 balance of $2,615.5 million and the December 31, 2017 balance of $2,918.6 million, $169.2 million related to a net increase in long term debt and $80.8 million related to an increase in reclamation provisions.

Accounts payable and accrued liabilities increased by $19.9 million between December 31, 2017 and December 31, 2018 primarily due to expenditures related to the Company's ongoing development projects in Nunavut.

Net income taxes payable decreased by $2.3 million between December 31, 2017 and December 31, 2018 as a result of payments to tax authorities exceeding the current tax expense.

Long-term debt increased by $349.5 million between December 31, 2017 and December 31, 2018 due to the issuance of the 2018 Notes.

Agnico Eagle's reclamation provision increased by $30.9 million between December 31, 2017 and December 31, 2018 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions as at December 31, 2018.

Deferred income and mining tax liabilities decreased by $30.6 million between December 31, 2017 and December 31, 2018 primarily due to the origination and reversal of net taxable temporary differences.

Fair Value of Derivative Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the Company's annual consolidated financial statements. Notes:

(i)
The Company has adopted IFRS 9 – Financial instruments ("IFRS 9") effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's consolidated financial statements.

(ii)
Adjusted net income is a non-GAAP measure. For a discussion of the Company's use of non-GAAP measures and a reconciliation to the nearest GAAP measure, see "Non-GAAP Financial Performance Measures".

Results of Operations

Agnico Eagle reported a net loss of $326.7 million, or $1.40 per share, in 2018 compared with net income of $240.8 million(i), or $1.05 per share(i), in 2017. In 2016, the Company reported net income of $158.8 million, or $0.71 per share. Agnico Eagle reported adjusted net income(ii) of $71.9 million, or $0.31 per share, in 2018 compared with adjusted net income of $233.8 million(i), or $1.02 per share(i), in 2017. In 2016, the Company reported adjusted net income of $109.5 million, or $0.49 per share. In 2018, operating margin (revenues from mining operations less production costs) decreased to $1,030.9 million from $1,184.8 million in 2017. In 2016, operating margin was $1,106.3 million.

Revenues from Mining Operations

Revenues from mining operations decreased by $51.4 million, or 2.3%, to $2,191.2 million in 2018 from $2,242.6 million in 2017 primarily due to a decrease in the sales volume of gold. Revenues from mining operations were $2,138.2 million in 2016.

Revenues from the Northern Business decreased by $51.7 million, or 2.9%, to $1,739.2 million in 2018 from $1,790.9 million in 2017 primarily due to a decrease in the sales volume of gold partially offset by higher sales prices realized

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   11

on gold. Revenues from the Southern Business increased by $0.3 million, or 0.1%, to $452.0 million in 2018 from $451.7 million in 2017, primarily due to higher sales prices realized on gold. Revenues from the Northern Business were $1,638.3 million and revenues from the Southern Business were $499.9 million in 2016.

Sales of precious metals (gold and silver) accounted for 98.4% of revenues from mining operations in 2018, a decrease from 99.3% in 2017 and 99.8% in 2016. The slight decrease in the percentage of revenues from precious metals compared with 2017 is primarily due to increased zinc production and higher sales prices realized on zinc and copper by-products.

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2018	2017	2016

	(thousands of United States dollars)
Revenues from mining operations:

Gold	$2,080,545	$2,140,890	$2,049,871

Silver	75,310	86,262	85,096

Zinc	14,397	9,177	1,413

Copper	20,969	6,275	1,852

Total revenues from mining operations	$2,191,221	$2,242,604	$2,138,232

Payable production(i):

Gold (ounces)	1,626,669	1,713,533	1,662,888

Silver (thousands of ounces)	4,524	5,016	4,759

Zinc (tonnes)	7,864	6,510	4,687

Copper (tonnes)	4,193	4,501	4,416

Payable metal sold:

Gold (ounces)	1,629,785	1,693,774	1,630,865

Silver (thousands of ounces)	4,544	4,852	4,761

Zinc (tonnes)	8,523	6,316	3,554

Copper (tonnes)	4,195	4,599	4,522

Note:

(i)
Payable production (a non-GAAP, non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Revenues from gold decreased by $60.3 million or 2.8% in 2018 compared with 2017 primarily due to a 3.8% decrease in the sales volume of gold. The Company's sales volume of gold decreased to 1,629,785 ounces in 2018 compared to 1,693,774 ounces in 2017. This was partially offset by a 0.4% increase in the Company's average realized gold price per ounce to $1,266 in 2018 compared to $1,261 in 2017.

Revenues from silver decreased by $11.0 million or 12.7% in 2018 compared with 2017 primarily due to a 6.4% decrease in the sales volume of silver. In addition, the average realized silver price per ounce decreased by 9.1% to $15.51 in 2018 from $17.07 in 2017. Revenues from zinc increased by $5.2 million or 56.9% to $14.4 million in 2018 compared with $9.2 million in 2017 primarily due to a 34.9% increase in the sales volume of zinc and a 7.2% increase in the realized zinc price between periods. Revenues from copper increased by $14.7 million in 2018 compared with 2017 primarily due to a 3.1% increase in the realized copper price.

12   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Costs

Production costs increased to $1,160.4 million in 2018 compared with $1,057.8 million in 2017 primarily due to higher production expenses at the LaRonde, Pinos Altos and LaRonde Zone 5 mines. Partially offsetting the overall increase was lower production expenses at the Lapa mine as the mine approached the end of operations. Production costs were $1,031.9 million in 2016.

The table below sets out production costs by mine:

	2018	2017	2016

	(thousands of United States dollars)
LaRonde mine	$228,294	$185,488	$179,496

LaRonde Zone 5 mine	12,991	–	–

Lapa mine	27,870	38,786	52,974

Goldex mine	78,533	71,015	63,310

Meadowbank mine	211,147	224,364	218,963

Canadian Malartic mine (attributable 50.0%)	199,761	188,568	183,635

Kittila mine	157,032	148,272	141,871

Pinos Altos mine	138,362	108,726	114,557

Creston Mascota mine	37,270	31,490	27,341

La India mine	69,095	61,133	49,745

Total production costs	$1,160,355	$1,057,842	$1,031,892

The discussion of production costs below refers to "total cash costs per ounce of gold produced" and "minesite costs per tonne", neither of which are recognized measures under IFRS. For a reconciliation of these measures to production costs and a discussion of their use by the Company, see Non-GAAP Financial Performance Measures in this MD&A.

Production costs at the LaRonde mine were $228.3 million in 2018, a 23.1% increase compared with 2017 production costs of $185.5 million primarily due to increased underground costs and slightly higher labour costs between periods and the timing of inventory sales. During 2018, the LaRonde mine processed an average of 5,775 tonnes of ore per day compared with 6,153 tonnes of ore per day during 2017. Production costs per tonne increased to C$139 in 2018 compared with C$108 in 2017 primarily due to the factors noted above. Minesite costs per tonne increased to C$119 in 2018 compared with C$108 in 2017 due to increased underground costs, slightly higher labour costs and lower throughput.

The LaRonde Zone 5 mine achieved commercial production in June 2018. During 2018, the LaRonde Zone 5 mine processed an average of 1,940 tonnes of ore per day and incurred production costs of $13.0 million. During 2018, ore from the LaRonde Zone 5 mine was only processed in the months of June, July, October and partly in November and December as the ore from the Lapa mine was being batch processed at the shared mill facility at the LaRonde mine. Production costs per tonne were C$76 and minesite costs per tonne were C$80 in 2018.

Production costs at the Lapa mine were $27.9 million in 2018, a 28.1% decrease compared with 2017 production costs of $38.8 million due to the decrease in underground mining and development costs in the final year of operations, partially offset by higher re-handling costs resulting from the processing of ore stockpiled in prior periods. During 2018, the Lapa mine processed an average of 1,808 tonnes of ore per day compared with 1,458 tonnes of ore per day processed during 2017; however, the overall throughput level was lower in 2018 relative to 2017. The decrease in throughput between periods was expected as the mine approached the end of operations. Production costs per tonne decreased to C$115 in 2018 compared with C$128 in 2017 primarily due to the factors noted above. Minesite costs per tonne increased to C$123 in 2018 compared with C$120 in 2017 due to the processing of ore stockpiled in prior periods.

Production costs at the Goldex mine were $78.5 million in 2018, a 10.6% increase compared with 2017 production costs of $71.0 million primarily due to an increase in underground production, maintenance, contractor and consumable costs between periods. During 2018, the Goldex mine processed an average of 7,192 tonnes of ore per day compared with

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   13

6,564 tonnes of ore per day processed during 2017. The increase in throughput between periods was primarily due to the exclusion of pre-production tonnes processed from the Deep 1 Zone reported during 2017. Production costs per tonne increased to C$39 in 2018 compared with C$38 in 2017 primarily due to the factors noted above, partially offset by higher throughput. Minesite costs per tonne increased to C$39 in 2018 compared with C$37 in 2017 primarily due to the factors noted above.

Production costs at the Meadowbank mine were $211.1 million in 2018, a 5.9% decrease compared with 2017 production costs of $224.4 million primarily due to lower open pit mining and maintenance costs, partially offset by the timing of inventory sales and higher re-handling costs between periods. During 2018, the Meadowbank mine processed an average of 8,937 tonnes of ore per day compared with 10,556 tonnes of ore per day processed during 2017. The decrease in throughput between periods was expected as the mine transitioned through the last full year of mining operations at the main Meadowbank site. Production costs per tonne increased to C$83 in 2018 compared with C$76 in 2017 due to lower throughput. Minesite costs per tonne increased to C$82 in 2018 compared with C$76 in 2017 primarily due to the factors noted above, other than the timing of inventory sales adjustment.

Attributable production costs at the Canadian Malartic mine were $199.8 million in 2018, a 5.9% increase compared with 2017 production costs of $188.6 million primarily due to higher contractor costs at the mill and an increase in fuel consumption and higher average fuel costs, partially offset by lower re-handling costs between periods. During 2018, the Canadian Malartic mine processed an average of 56,121 tonnes of ore per day on a 100% basis compared with 55,774 tonnes of ore per day processed in 2017. The increase in throughput between periods was primarily due to mill optimization, additional crushed ore from the portable crusher and mill stability. Production costs per tonne increased to C$25 in 2018 compared with C$24 in 2017 primarily due to the factors noted above. Minesite costs per tonne increased to C$25 in 2018 compared with C$24 in 2017 primarily due to the factors noted above.

Production costs at the Kittila mine were $157.0 million in 2018, an increase of 5.9% compared with 2017 production costs of $148.3 million primarily due to higher underground development and milling costs and higher re-handling costs between periods, partially offset by the timing of inventory sales. During 2018, the Kittila mine processed an average of 5,005 tonnes of ore per day compared with the 4,615 tonnes of ore per day processed during 2017. The increase in throughput was primarily due to higher mill availability. Production costs per tonne decreased to €73 in 2018 compared with €78 in 2017 primarily due to higher throughput. Minesite costs per tonne decreased to €75 in 2018 compared with €78 in 2017 due to higher throughput.

Production costs at the Pinos Altos mine were $138.4 million in 2018, an increase of 27.3% compared with 2017 production costs of $108.7 million primarily due to higher underground mining costs and the timing of inventory sales, partially offset by the weakening of Mexican peso relative to the US dollar between periods. During 2018, the Pinos Altos mine mill processed an average of 5,329 tonnes of ore per day compared with the 5,543 tonnes of ore per day processed during 2017. In 2018, approximately 273,000 tonnes of ore were stacked on the Pinos Altos mine leach pad, compared with approximately 284,800 tonnes of ore stacked in 2017. The lower number of tonnes processed at the mill and leach pad was primarily due to mine sequencing. Production costs per tonne increased to $62 in 2018 compared with $47 in 2017 due to the factors noted above, other than the timing of inventory sales adjustment. Minesite costs per tonne increased to $61 in 2018 compared with $50 in 2017 primarily due to the factors noted above, other than the timing of the inventory sales adjustment.

Production costs at the Creston Mascota mine were $37.3 million in 2018, an increase of 18.4% compared with 2017 production costs of $31.5 million with the change primarily due to the timing of inventory sales, partially offset by a decrease in mining costs and the weakening of Mexican peso relative to the US dollar between periods. During 2018, approximately 1,422,400 tonnes of ore were stacked on the leach pad at the Creston Mascota mine compared with approximately 2,195,700 tonnes of ore stacked in 2017. The decrease in tonnes stacked was the result of the mine transitioning from the Creston Mascota deposit to the Bravo deposit in the year. Production costs per tonne increased to $26 in 2018 compared with $14 in 2017 due to the factors noted above. Minesite costs per tonne increased to $27 in 2018 compared with $15 in 2017 primarily due to the factors noted above.

Production costs at the La India mine were $69.1 million in 2018, an increase of 13.1% compared with 2017 production costs of $61.1 million primarily due to increased heap leach costs resulting from higher consumption of reagents and general materials to facilitate a higher amount of ore processed, partially offset by the weakening of Mexican peso relative to the US dollar between periods. During 2018, the La India mine stacked approximately 6,127,500 tonnes of ore on the leach pad compared with approximately 5,965,200 tonnes of ore stacked in 2017 primarily due to an increase in contractor crushing in the first half of the year. Production costs per tonne increased to $11 in 2018 compared with $10 in 2017 primarily due to the factors noted above. Minesite costs per tonne increased to $12 in 2018 compared with $11 in 2017 primarily due to the factors noted above.

14   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Production Costs by Category 2018

Total cash costs per ounce of gold produced is presented in this MD&A on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals.

Total production costs per ounce of gold produced, representing the weighted average of all of the Company's producing mines, increased to $713 in 2018 compared with $621 in 2017 and 2016. Total cash costs per ounce of gold produced on a by-product basis increased to $637 in 2018 compared with $558 in 2017 and $573 in 2016. Total cash costs per ounce of gold produced on a co-product basis increased to $710 in 2018 compared with $637 in 2017 and $643 in 2016. Set out below is an analysis of the change in total production costs per ounce and cash costs per ounce at each of the Company's mining operations.

  •
  At the LaRonde mine, total production costs per ounce of gold produced increased to $664 in 2018 compared with $532 in 2017 primarily due to increased underground costs, slightly higher labour costs and the timing of inventory sales. Total cash costs per ounce of gold produced on a by-product basis increased to $445 in 2018 compared with $406 in 2017 primarily due to increased underground costs and slightly higher labour costs. Total cash costs per ounce of gold produced on a co-product basis increased to $634 in 2018 compared with $607 in 2017 due to the factors noted above.

  •
  At the LaRonde Zone 5 mine, total production costs per ounce of gold produced were $698 in 2018. Total cash costs per ounce of gold produced on a by-product basis were $732 and total cash costs per ounce of gold produced on a co-product basis were $733 in 2018. As 2018 was LaRonde Zone 5 mine's first year of production, there is no comparable period in 2017.

  •
  At the Lapa mine, total production costs per ounce of gold produced increased to $819 in 2018 compared with $801 in 2017 due to lower gold production in the mine's final year of operations, partially offset by higher re-handling costs resulting from the processing of ore stockpiled in prior periods. Total cash costs per ounce of gold produced on a by-product basis increased to $872 in 2018 compared with $755 in 2017 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $873 in 2018 compared with $757 in 2017 due to the factors noted above.

  •
  At the Goldex mine, total production costs per ounce of gold produced increased to $648 in 2018 compared with $640 in 2017 due to an increase in underground production, maintenance, contractor and consumable costs, partially offset by a 9.3% increase in gold production between periods. Total cash costs per ounce of gold produced on

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   15

    a by-product basis increased to $646 in 2018 compared with $610 in 2017 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $646 in 2018 compared with $611 in 2017 due to the factors noted above.

  •
  At the Meadowbank mine, total production costs per ounce of gold produced increased to $848 in 2018 compared with $636 in 2017 due to a 29.4% decrease in gold production, higher re-handling costs between periods and the timing of inventory sales. Total cash costs per ounce of gold produced on a by-product basis increased to $814 in 2018 compared with $614 in 2017 due to the factors noted above, other than the timing of inventory sales adjustment. Total cash costs per ounce of gold produced on a co-product basis increased to $825 in 2018 compared with $628 in 2017 due to the factors noted above, other than the timing of inventory sales adjustment.

  •
  At the Canadian Malartic mine, total production costs per ounce of gold produced decreased to $573 in 2018 compared with $595 in 2017 due to a 10.1% increase in gold production, partially offset by the strengthening of the Canadian dollar relative to the US dollar between periods, higher contractor costs at the mill, an increase in fuel consumption and higher average fuel prices between periods. Total cash costs per ounce of gold produced on a by-product basis decreased to $559 in 2018 compared with $576 during 2017 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $579 in 2018 compared with $594 during 2017 due to the factors noted above.

  •
  At the Kittila mine, total production costs per ounce of gold produced increased to $831 in 2018 compared with $753 in 2017 due to a 4.0% decrease in gold production, higher underground development and milling costs and higher re-handling costs between periods, partially offset by the timing of inventory sales. Total cash costs per ounce of gold produced on a by-product basis increased to $853 in 2018 compared with $753 in 2017 due to the factors noted above, other than the timing of inventory sales adjustment. Total cash costs per ounce of gold produced on a co-product basis increased to $854 in 2018 compared with $754 in 2017 due to the factors noted above, other than the timing of inventory sales adjustment.

  •
  At the Pinos Altos mine, total production costs per ounce of gold produced increased to $764 in 2018 compared with $601 in 2017 due to higher underground mining costs and the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $548 in 2018 compared with $395 in 2017 primarily due to the factors noted above, other than the timing of inventory sales adjustment. Total cash costs per ounce of gold produced on a co-product basis increased to $749 in 2018 compared with $634 in 2017 due to lower by-product revenues and the factors noted above, other than the timing of inventory sales adjustment.

  •
  At the Creston Mascota mine, total production costs per ounce of gold produced increased to $928 in 2018 compared to $651 in 2017 primarily due to a 17.0% decrease in gold production and the timing of inventory sales, partially offset by a decrease in mining costs and the weakening of the Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $841 in 2018 compared with $575 in 2017 due to the factors noted above, partially offset by higher by-product revenues. Total cash costs per ounce of gold produced on a co-product basis increased to $961 in 2018 compared with $669 in 2017 due to the factors noted above.

  •
  At the La India mine, total production costs per ounce of gold produced increased to $682 in 2018 compared with $604 in 2017 due to increased heap leach costs resulting from higher consumption of reagents and general materials to facilitate a higher amount of ore processed, partially offset by the weakening of the Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $685 in 2018 compared with $580 in 2017 due to lower by-product revenues and the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $712 in 2018 compared with $634 in 2017 due to the factors noted above.

Exploration and Corporate Development Expense

Exploration and corporate development expense decreased by 2.7% to $137.7 million in 2018 from $141.5 million in 2017. Exploration and corporate development expense was $147.0 million in 2016.

A summary of the Company's significant 2018 exploration and corporate development activities is set out below:

  •
  Exploration expenses in Canada and at various mine sites decreased by 15.2% to $67.0 million in 2018 compared with 2017 primarily due to lower expensed exploration drilling at the Amaruq satellite deposit.

16   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  Exploration expenses increased by 25.7% to $26.9 million in Latin America compared with 2017 primarily due to increased exploration at the Santa Gertrudis project in Mexico.

  •
  Exploration expenses decreased by 16.3% to $12.4 million in Europe compared with 2017 primarily due to decreased exploration at the Barsele project.

  •
  Exploration expenses increased by 60.2% to $6.1 million in the United States compared with 2017 primarily due to increased exploration at the Gilt Edge project in South Dakota.

  •
  Corporate development and project evaluation expenses increased by 12.5% to $25.4 million in 2018 compared with 2017 primarily due to increased project evaluation expenses at the Cubiro project near the Pinos Altos mine.

The table below sets out exploration expense by region and total corporate development expense:

	2018	2017	2016

	(thousands of United States dollars)
Canada	$66,962	$78,928	$96,026

Latin America	26,897	21,402	20,812

United States	6,082	3,796	2,525

Europe	12,368	14,785	5,877

Corporate development expense	25,361	22,539	21,738

Total exploration and corporate development expense	$137,670	$141,450	$146,978

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $553.9 million in 2018 compared with $508.7 million in 2017 and $613.2 million in 2016. The increase in amortization of property, plant and mine development between 2018 and 2017 was primarily due to the decrease in the proven and probable mineral reserves at the LaRonde mine and higher throughput at the Kittila mine. Additionally, amortization of open pit mining assets increased at the Pinos Altos and Meadowbank mines as Pinos Altos transitioned into a predominantly underground mining operation and Meadowbank reached the last full year of open pit mining at the site.

General and Administrative Expense

General and administrative expenses increased to $124.9 million in 2018 compared with $115.1 million in 2017 and $102.8 million in 2016 primarily due to increased employee compensation costs.

Impairment Loss on Equity Securities

The Company adopted IFRS 9 effective January 1, 2018 and designated its equity securities as fair value through other comprehensive income pursuant to the irrevocable election under IFRS 9. For the year ended December 31, 2018, changes in the fair value of equity securities (realized and unrealized) are permanently recognized in other comprehensive income and are not reclassified to profit or loss.

Prior to the adoption of IFRS 9 on January 1, 2018, the Company recognized an impairment loss on equity securities of $8.5 million in 2017. Impairment loss evaluations of equity securities were based on whether a decline in fair value was considered to be significant or prolonged.

Finance Costs

Finance costs increased to $96.6 million in 2018 compared with $78.9 million in 2017 and $74.6 million in 2016 primarily due to increased interest expense on the Company's guaranteed senior unsecured notes (the "Notes"). The outstanding

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   17

principal on the Notes was $1,735.0 million at December 31, 2018 compared with $1,385.0 million at December 31, 2017. The table below sets out the components of finance costs:

	2018	2017	2016

	(thousands of United States dollars)
Stand-by fees on credit facilities	$5,811	$5,611	$5,387

Amortization of credit facilities, financing and note issuance costs	2,671	2,566	2,470

Interest on Credit Facility	310	42	3,102

Interest on Notes	87,100	69,935	60,044

Accretion expense on reclamation provisions	7,107	5,234	3,832

Other interest and penalties	1,521	1,920	2,871

Interest capitalized to construction in progress	(7,953)	(6,377)	(3,065)

Total finance costs	$96,567	$78,931	$74,641

See Note 14 in the annual consolidated financial statements for details on the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility") and Notes referenced above.

Impairment Loss

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, at the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount. The recoverable amount represents the greater of each asset's fair value less costs of disposal or value in use.

As at December 31, 2018, the Company completed its goodwill impairment test and its review of indicators of potential impairment of the Company's cash generating units ("CGU's"). As a result, the Company estimated the recoverable amounts of the Canadian Malartic mine, the La India mine and the El Barqueño project and concluded the carrying amounts exceeded the recoverable amounts. The Company recorded an impairment loss of $389.7 million comprised of $250.0 million at the Canadian Malartic mine, $39.0 million at the La India mine and $100.7 million at the El Barqueño project (refer to Note 24 in the Company's annual consolidated financial statements for additional details). No indicators of impairment were identified for the other CGUs.

At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If an indicator of impairment reversal exists, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A gain on impairment reversal is recognized for any excess of the recoverable amount of the asset over its carrying amount. The carrying amount of an asset is not increased above the lower of its recoverable amount and the carrying amount that would have been determined net of amortization had no impairment loss been recognized in prior periods. Based on assessments completed by the Company, no impairment reversals were required in 2018 or 2017. The total gain on impairment reversal recorded during the year ended December 31, 2016 was $120.2 million.

Management's estimates of recoverable amounts are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's future consolidated financial statements.

Foreign Currency Translation Loss

The Company's operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Mexican peso and Euro as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2017 through December 31, 2018, the daily US dollar exchange rate fluctuated between C$1.21 and C$1.37 as reported by the Bank of Canada, 17.49 Mexican pesos and 21.91 Mexican pesos as reported by the Central Bank of Mexico and €0.80 and €0.95 per US$1.00 as reported by the European Central Bank.

18   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

A foreign currency translation loss of $2.0 million was recorded in 2018 compared with a foreign currency translation loss of $13.3 million in 2017 and $13.2 million in 2016. The 2018 average US dollar exchange rate weakened against the Canadian dollar and Euro and strengthened against the Mexican peso compared with the average exchange rate in 2017. The US dollar also strengthened against the Canadian dollar and Euro and slightly weakened against the Mexican peso as at December 31, 2018, compared to December 31, 2017. The net foreign currency translation loss in 2018 was primarily due to the translation impact of the Company's net monetary assets denominated in Canadian dollars and Euros.

Income and Mining Taxes Expense

In 2018, the Company recorded income and mining taxes expense of $67.6 million on a loss before income and mining taxes of $259.1 million at an effective tax rate of (26.1)%. In 2017, the Company recorded income and mining taxes expense of $98.5 million on income before income and mining taxes of $339.3 million(i) at an effective tax rate of 29.0%. The Company's 2017 effective tax rates were higher than the applicable statutory tax rate of 26.0% primarily due to the impact of mining taxes. The Company's 2018 effective tax rate is lower than the applicable statutory tax rate of 26.0% primarily due to the impact of mining taxes and the non-deductible impairment loss recorded in the consolidated statements of income (loss). In 2016, the Company recorded income and mining taxes expense of $109.6 million on income before income and mining taxes of $268.5 million at an effective tax rate of 40.8%.

Liquidity and Capital Resources

As at December 31, 2018, the Company's cash and cash equivalents and short-term investments totaled $307.9 million compared with $643.9 million as at December 31, 2017. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) decreased to $711.0 million as at December 31, 2018 compared with $1,127.7 million as at December 31, 2017.

Operating Activities

Cash provided by operating activities decreased by $161.9 million to $605.7 million in 2018 compared with 2017. The decrease in cash provided by operating activities was primarily due to a 3.8% decrease in payable gold ounces sold and an increase in production costs between periods. Partially offsetting these negative impacts on cash provided by operating activities was an increase in the average realized price of gold between 2018 and 2017 and more favourable working capital changes between periods. Cash provided by operating activities was $767.6 million in 2017, $11.1 million lower than in 2016 primarily due to less favourable working capital changes between periods and the impact on costs of a stronger Canadian dollar relative to the US dollar.

Investing Activities

Cash used in investing activities increased to $1,204.4 million in 2018 from $1,000.1 million in 2017. The increase in cash used in investing activities between periods was primarily due to a $214.9 million increase in capital expenditures and a $90.5 million increase in acquisitions, partially offset by a $35.2 million increase in proceeds from the sale of property, plant and mine development. Cash used in investing activities was $553.5 million in 2016, which included capital expenditures of $516.1 million.

In 2018, the Company invested cash of $1,089.1 million in projects and sustaining capital expenditures compared with $874.2 million in 2017. Capital expenditures in 2018 included $398.1 million at the Meliadine project, $202.4 million at the Meadowbank mine and Amaruq satellite deposit, $173.7 million at the Kittila mine, $82.8 million at the Canadian Malartic mine (the Company's attributable portion), $77.5 million at the LaRonde mine, $52.9 million at the Goldex mine, $40.3 million at the Pinos Altos mine, $25.8 million at the LaRonde Zone 5 mine, $19.5 million at the Creston Mascota mine, $9.2 million at the La India mine and $6.9 million at the Company's other projects. The $214.9 million increase in capital expenditures between 2018 and 2017 was primarily due to significant expenditures that were incurred in 2018 relating to

Note:

(i)
The Company has adopted IFRS 9 – Financial instruments ("IFRS 9") effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   19

the development of the Meliadine mine project and Amaruq satellite deposit, in advance of commercial production expected in 2019.

In 2018, the Company received net proceeds of $17.5 million from the sale of equity securities and other investments compared with $0.3 million in 2017 and $9.5 million in 2016. In 2018, the Company purchased $11.2 million of equity securities and other investments compared with $51.7 million in 2017 and $33.8 million in 2016. The Company's investments in equity securities consist primarily of investments in common shares of entities in the mining industry.

On June 11, 2018, the Company closed a transaction with a subsidiary of Newmont Mining Corp ("Newmont"), whereby Newmont purchased Agnico Eagle's 51% interest in the West Pequop Joint Venture and the Company's 100% interest in the Summit and PQX properties in northeastern Nevada (collectively, the "Nevada Properties"). Under the purchase and sale agreement, the Company received a cash payment of $35.0 million and was granted a 0.8% net smelter return ("NSR") royalty on the Nevada Properties held by the West Pequop Joint Venture and a 1.6% NSR on the Summit and PQX properties.

On March 28, 2018, the Company acquired 100% of the Canadian exploration assets of CMC (the "CMC Exploration Assets"), including the Kirkland Lake and Hammond Reef gold projects by way of an asset purchase agreement (the "CMC Purchase Agreement") dated December 21, 2017. On the closing of the transactions relating to the CMC Purchase Agreement, Agnico acquired all of Yamana's indirect 50% interest in the CMC Exploration Assets, giving Agnico Eagle 100% ownership of CMC's interest in the CMC Exploration Assets. Pursuant to the CMC Purchase Agreement, the effective consideration for the CMC Exploration Assets after the distribution of the sale proceeds by CMC to its shareholders totaled $162.5 million in cash paid on closing. The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.9 million were capitalized to the mining properties acquired.

On February 15, 2018, the Company completed the purchase of 1,740,500 units ("Units") of Orla Mining Ltd. ("Orla") at a price of C$1.75 per Unit for total cash consideration of C$3.0 million. Each Unit is comprised of one common share of Orla (a "Common Share") and one-half of one common share purchase warrant of Orla (each full common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of C$2.35 prior to February 15, 2021. Upon closing of the transaction, the Company held 17,613,835 Common Shares and 870,250 Warrants, representing approximately 9.86% of the issued and outstanding Common Shares on a non-diluted basis and approximately 10.3% of the issued and outstanding Common Shares on a partially-diluted basis assuming exercise of the Warrants held by the Company.

On November 1, 2017, the Company acquired 100% of the issued and outstanding shares of Animas Resources Ltd. ("Animas"), a wholly-owned Canadian subsidiary of GoGold Resources Inc. ("GoGold") by way of a subscription and share purchase agreement (the "Animas Agreement") dated September 5, 2017. On the closing of the transactions relating to the Animas Agreement, Animas owned a 100% interest in the Santa Gertrudis exploration project located in Sonora, Mexico, indirectly, through three wholly-owned Mexican subsidiaries. Pursuant to the Animas Agreement, consideration for the acquisition of the shares of Animas totaled $80.0 million less a working capital adjustment of $0.4 million, comprised of $72.0 million in cash payable at closing and the extinguishment of a $7.5 million loan advanced to GoGold on the date of the Animas Agreement that bore interest at a rate of 10% per annum. The principal amount of the loan, along with all accrued interest, was repaid upon closing of the Animas Agreement by way of a set-off against the purchase price. In connection with the transaction, GoGold was granted a 2.0% NSR royalty on production from the Santa Gertrudis project, 50% of which may be repurchased by the Company at any time for $7.5 million. The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $0.9 million were capitalized to the mining properties acquired.

On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corp. ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total cash consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

Financing Activities

Cash provided by financing activities of $274.1 million in 2018 decreased compared with cash provided by financing activities of $329.2 million in 2017 primarily due to a $211.1 million decrease in net proceeds from the issuance of common shares, partially offset by a $130.4 million decrease in the net repayment of long-term debt and a $50.0 million increase in notes issuances between periods. Cash provided by financing activities was $190.4 million in 2016, which included net repayment of debt of $280.4 million.

20   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Net proceeds from the issuance of common shares was $44.7 million in 2018 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $269.1 million in 2017 attributable to an equity issuance directly to one institutional investor, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

In 2018, the Company paid dividends of $84.0 million ($0.44 per share) compared with $76.1 million ($0.41 per share) in 2017 and $71.4 million ($0.36 per share) in 2016. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes"). The 2018 Notes consist of $45.0 million 4.38% Series A senior notes due 2028, $55.0 million 4.48% Series B senior notes due 2030 and $250.0 million 4.63% Series C senior notes due 2033. Upon issuance, the 2018 Notes had a weighted average maturity of 13.9 years and weighted average yield of 4.57%.

On December 14, 2018, the Company amended the Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023. As at December 31, 2018, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to nil as at December 31, 2018. As at December 31, 2018, $1,200.0 million was available for future drawdown under the Credit Facility.

On May 5, 2017, the Company agreed to a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which issuance closed on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%. Proceeds from the 2017 Notes were used for working capital and general corporate purposes.

On April 7, 2017, the Company repaid $115.0 million of the $600.0 million guaranteed senior unsecured notes that were issued on April 7, 2010 (the "2010 Notes"). As at December 31, 2018, the principal amount of the 2010 Notes that remained outstanding was $485.0 million.

On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of $6.7 million resulted in net proceeds to the Company of $213.3 million. Net proceeds from the issuance were used for general corporate purposes.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2018, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $37.7 million.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at December 31, 2018, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $91.3 million.

On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective November 5, 2013, the amount available under the First LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the First LC Facility was increased to C$250.0 million. Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million.The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2018, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $183.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   21

In connection with the joint acquisition of Osisko on June 16, 2014 by the Company and Yamana, the Partnership was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations included a secured loan facility with a C$20.0 million repayment due on June 30, 2017 and a 6.875% per annum interest rate. The final scheduled repayment of C$20.0 million was made on June 30, 2017, resulting in attributable outstanding principal of nil. Agnico Eagle's indirect attributable interest in the finance lease obligations of the Partnership include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and an average effective annual interest rate of 4.3%. As at December 31, 2018, the Company's attributable finance lease obligations were $1.9 million.

The Company was in compliance with all covenants contained in the Credit Facility and the Notes as at December 31, 2018.

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2018 are set out below:

	Total	2019	2020-2021	2022-2023	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$459.5	$5.4	$22.9	$22.7	$408.5

Purchase commitments(ii)	104.6	67.6	31.5	3.9	1.6

Pension obligations(iii)	20.3	1.3	3.9	4.2	10.9

Finance and operating leases	94.2	17.7	27.0	21.2	28.3

Long-term debt – principal(iv)	1,735.0	—	360.0	325.0	1,050.0

Long-term debt – interest	576.6	91.1	140.3	110.3	234.9

Total(v)	$2,990.2	$183.1	$585.6	$487.3	$1,734.2

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii)
Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. Agnico Eagle's attributable interest in the purchase commitments associated with its joint operations totaled $10.0 million as at December 31, 2018.

(iii)
Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee's years of service, age and level of compensation. The data included in this table have been actuarially determined.

(iv)
The Company has assumed that repayment of its long-term debt obligations will occur on each instrument's respective maturity date.

(v)
The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2018 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $358.9 million under the Credit Facility, First LC Facility, Second LC Facility and Third LC Facility (see Note 27 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

22   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

2019 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2019 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2019:

Amount
(millions of United States dollars)

2019 Mandatory Commitments:

Contractual obligations (see table above)	$183.1

Accounts payable and accrued liabilities (as at December 31, 2018)	310.6

Income taxes payable (as at December 31, 2018)	18.7

Total 2019 mandatory expenditure commitments	$512.4

2019 Discretionary Commitments:

Expected 2019 capital expenditures	$660.0

Expected 2019 exploration and corporate development expenditures	103.4

Total 2019 discretionary expenditure commitments	763.4

Total 2019 mandatory and discretionary expenditure commitments	$1,275.8

Cash, cash equivalents and short-term investments (as at December 31, 2018)	$307.9

Expected 2019 cash provided by operating activities	590.6

Working capital, excluding cash, cash equivalents and short-term investments (as at December 31, 2018)	403.1

Available under the Credit Facility (as at December 31, 2018)	1,200.0

Total 2019 Capital Resources	$2,501.6

While the Company believes its capital resources will be sufficient to satisfy all 2019 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities.

Quarterly Results Review

For the Company's detailed 2018 and 2017 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations decreased by 4.9% to $537.8 million in the fourth quarter of 2018 compared with $565.3 million in the fourth quarter of 2017, which was primarily due to a 3.4% lower average realized sales price on gold and a 1.2% decrease in the sales volume of gold between periods. Production costs decreased by 1.1% to $284.5 million in the fourth quarter of 2018 compared with $287.7 million in the fourth quarter of 2017 due to decreased tonnage processed and the impact of a weaker Canadian dollar relative to the US dollar between periods. Exploration and corporate development expenses decreased by 13.0% to $27.6 million in the fourth quarter of 2018 compared with $31.7 million in the fourth quarter of 2017 primarily due to less exploration drilling at the Amaruq satellite deposit. Amortization of property, plant and mine development increased by 6.0% to $137.2 million in the fourth quarter of 2018 compared with $129.5 million in the fourth quarter of 2017 primarily due to a decrease in the proven and probable mineral reserves at the LaRonde mine and higher throughput at the Kittila mine. A net loss of $393.7 million was recorded in the fourth quarter of 2018 after income and mining taxes expense of $6.4 million compared with net income of $37.5 million in the fourth quarter of 2017 after income and mining taxes expense of $28.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   23

Cash provided by operating activities decreased by 16.0% to $140.3 million in the fourth quarter of 2018 compared with $166.9 million in the fourth quarter of 2017. The decrease in cash provided by operating activities was primarily due to a $27.4 million decrease in revenue due to lower average realized prices of gold, silver, zinc and copper between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see Note to Investors Concerning Forward-Looking Information in this MD&A for a discussion of assumptions and risks relating to such statements and information.

Gold Production

LaRonde Mine

In 2019, payable gold production at the LaRonde mine is expected to be approximately 340,000 ounces. In 2020 and 2021, the midpoints of expected annual payable gold production at the LaRonde mine are 345,000 and 342,500 ounces, respectively. At the LaRonde 3 project, the Company continues to evaluate a phased approach to development between level 311 (a depth of 3.1 kilometres) and level 350 (a depth of 3.5 kilometres). The Company is also studying the best design approaches to LaRonde 3 and the current western pyramid with consideration of potential seismic risk and ventilation requirements in the deeper portion of the mine.

The Company believes that a phased approach is a lower risk, less capital intensive option for developing the deeper levels of the LaRonde mine. Throughout the three-year guidance period it is expected that there will be an increase in grade to closer to that of the average mineral reserves. Total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine are expected to be approximately $467 in 2019 compared with $445 in 2018, reflecting the expectation of lower by-product revenues as a result of lower base metal prices.

LaRonde Zone 5 Mine

In 2019, payable gold production at LaRonde Zone 5 mine is expected to be approximately 40,000 ounces. In 2020 and 2021, the midpoints of expected annual payable gold production at LaRonde Zone 5 mine are 45,000 and 42,500 ounces, respectively. The Company continues to evaluate the potential to mine additional ounces from other nearby satellite zones. Total cash costs per ounce of gold produced on a by-product basis at LaRonde Zone 5 are expected to be approximately $811 in 2019 compared with $732 in 2018, reflecting the assumption of incremental processing costs resulting from the Lapa mine reaching the end of operations.

Goldex Mine

In 2019, payable gold production at the Goldex mine is expected to be approximately 115,000 ounces. In 2020 and 2021, the midpoints of expected annual payable gold production at the Goldex mine are 120,000 and 117,500 ounces, respectively. The Company continues to evaluate the potential for the development of the Deep 2 Zone which hosts probable mineral reserves of 79,000 ounces of gold (1.4 million tonnes grading 1.70 g/t gold), indicated mineral resources of 159,000 ounces of gold (2.0 million tonnes grading 2.47 g/t gold) and inferred mineral resources of 303,000 ounces of gold (8.2 million tonnes grading 1.15 g/t gold). In addition, mining activities have commenced in the South Zone, which contains proven mineral reserves of 6,200 ounces of gold (57,000 tonnes grading 3.37 g/t gold), probable mineral reserves of 3,500 ounces of gold (32,000 tonnes grading 3.41 g/t gold), indicated mineral resources of 73,000 ounces of gold (555,000 tonnes grading 4.09 g/t gold) and inferred mineral resources of 243,000 ounces of gold (1.4 million tonnes grading 5.41 g/t gold). Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine are expected to be approximately $682 in 2019 compared with $646 in 2018, reflecting the expectation of decreased production.

Meadowbank Mine (including the Amaruq satellite deposit)

In 2019, payable gold production at the Meadowbank mine site is expected to be approximately 65,000 ounces. Production guidance has increased over previous guidance due to a slight increase in the expected grade of the remaining Meadowbank stockpiles and availability of extra tonnage from the Portage Pit. The Amaruq satellite deposit at the Meadowbank mine is expected to achieve commercial production in the third quarter of 2019 and provide approximately 165,000 ounces (including 40,000 ounces of pre-commercial production at the Amaruq satellite deposit) in its first partial year of commercial production. In 2020 and 2021, the midpoints of expected annual payable gold production at the Amaruq satellite deposit at the Meadowbank mine are 272,500 and 351,000 ounces, respectively. Work is underway at the Amaruq satellite deposit to

24   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

evaluate the potential for an underground operation, which could run partially concurrent with the open pit mine that is currently under development. Preliminary evaluation work suggests the potential to selectively mine higher grade portions of the underground mineral resources from 2021 through 2027. Total cash costs per ounce of gold produced on a by-product basis at the Meadowbank mine are expected to be approximately $990 in 2019 compared with $814 in 2018, reflecting the expectation of decreased production. Total cash costs per ounce of gold produced on a by-product basis at the Amaruq satellite deposit are expected to be $812 in 2019.

Meliadine Mine project

The Meliadine mine project is expected to achieve commercial production early in the second quarter of 2019 and provide approximately 230,000 gold ounces (including 60,000 ounces of pre-commercial production). In 2020 and 2021, the midpoints of expected annual production at the Meliadine mine project are 385,000 and 365,000 ounces, respectively. Total cash costs per ounce of gold produced on a by-product basis at the Meliadine mine project are expected to be $612 in 2019.

Canadian Malartic Mine

In 2019, attributable payable gold production at the Canadian Malartic mine is expected to be approximately 330,000 ounces. In 2020 and 2021, the midpoints of expected annual attributable payable gold production at the Canadian Malartic mine are 350,000 ounces. The Partnership is evaluating the potential for mining the Odyssey North and East Malartic deposits from surface to a depth of 600 metres. These deposits could provide higher grade tonnes that could potentially supplement open pit production at the Canadian Malartic mine in the future. On a 50% basis, Odyssey contains inferred mineral resources of 809,000 ounces of gold (11.5 million tonnes grading 2.19 g/t gold) and East Malartic contains inferred mineral resources of 1.4 million ounces of gold (22.0 million tonnes grading 1.98 g/t gold) as of December 31, 2018. Drilling is ongoing to extend and upgrade the mineral resources in these zones. The permit and Certificate of Authorization, which allow for the development of an underground ramp at Odyssey were received in December 2018. Total cash costs per ounce of gold produced on a by-product basis at the Canadian Malartic mine are expected to be approximately $576 in 2019 compared with $559 in 2018, reflecting the expectation of decreased production.

Kittila Mine

In 2019, payable gold production at the Kittila mine is expected to be approximately 175,000 ounces. In 2020 and 2021, the midpoints of expected annual payable gold production at the Kittila mine are 215,000 and 245,000 ounces, respectively. In 2017, the Company validated the potential to increase throughput rates to 2.0 mtpa from the then current rate of 1.6 mtpa. As a result, the Board has approved the expansion of the Kittila mine, which will include a mill modification and the installation of a 1,044 metre deep shaft. The expansion project is expected to result in a 50,000 to 70,000 ounce annual increase in gold production at reduced operating costs starting in 2021. In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results. Total cash costs per ounce of gold produced on a by-product basis at the Kittila mine are expected to be approximately $822 in 2019 compared with $853 in 2018, reflecting the expectation of decreased production costs as a result of a scheduled mill shutdown in the second quarter of 2019 to allow for autoclave relining.

Pinos Altos Mine

In 2019, payable gold production at the Pinos Altos mine is expected to be approximately 165,000 ounces. In 2020 and 2021, the midpoints of expected annual payable gold production at the Pinos Altos are 150,000 and 146,500 ounces, respectively. Several satellite mining opportunities exist around the Pinos Altos mine that are being evaluated for their incremental production potential. Development projects at the Sinter and Cubiro satellite deposits at the Pinos Altos mine continued to advance during 2018. The Sinter deposit, located approximately 2 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit. At the Sinter deposit, 757 metres of underground development had been completed by year-end 2018, and mineral resource conversion and expansion drilling commenced in the first quarter of 2019. At the Cubiro deposit, located approximately 9 kilometres northwest of the Pinos Altos mine, which could potentially supply high-grade ore to the Pinos Altos processing facilities, 300 metres of underground ramp development had been completed in 2018. Underground exploration and mineral resource conversion is expected to commence later in 2019.Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine are expected to be approximately $604 in 2019 compared with $548 in 2018, reflecting the expectation of decreased production due to changes in the mining sequence.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   25

Creston Mascota Mine

In 2019, payable gold production at the Creston Mascota mine is expected to be approximately 35,000 ounces. In 2020, the midpoint of expected annual payable gold production at the Creston Mascota mine is 22,500 ounces. Stacking at the Creston Mascota mine is expected to end in the fourth quarter of 2019 with residual leaching expected until 2020. Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota mine are expected to be approximately $763 in 2019 compared with $841 in 2018, reflecting the expectation of decreased production costs as the mine approaches the end of operations.

La India Mine

In 2019, payable gold production at the La India mine is expected to be approximately 90,000 ounces. In 2020 and 2021, the midpoints of expected annual payable gold production at the La India mine are 95,000 and 90,000 ounces, respectively. In 2018, an initial probable mineral reserve of 84,000 ounces of gold and 418,000 ounces of silver (3.3 million tonnes grading 0.80 g/t gold and 3.96 g/t silver) were declared at the El Realito deposit. Detailed engineering regarding the heap leach expansion was completed in November 2018, and earthworks were started in December 2018 with the completion expected in April 2019. Studies are underway to optimize the crushing circuit with a goal of potentially increasing capacity from 16,000 to 17,000 tonnes per day. Total cash costs per ounce of gold produced on a by-product basis at the La India mine are expected to be approximately $721 in 2019 compared with $685 in 2018, reflecting the expectation of decreased production.

Production Summary

With the achievement of commercial production at the Kittila and Pinos Altos mines in 2009, the Meadowbank mine in 2010, the Creston Mascota and LaRonde mine extension in 2011, the Goldex mine M and E Zones in 2013, the La India mine in 2014 and the LaRonde Zone 5 mine in 2018 along with the joint acquisition of the Canadian Malartic mine on June 16, 2014, Agnico Eagle has transformed from a one mine operation to a multi-mine senior gold mining company over the last decade. In 2018, the Company achieved payable gold production of 1,626,669 ounces. As the Company plans its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Payable gold production is expected to increase to approximately 1,750,000 ounces in 2019, representing an 7.6% increase compared with 2018. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in 2019 will include:

  •
  achievement of commercial production at the Meliadine mine project and the Amaruq satellite deposit at the Meadowbank mine;

  •
  continued mill and mine plan optimization; and

  •
  continued conversion of Agnico Eagle's current mineral resources to mineral reserves.

Financial Outlook

Revenue from Mining Operations and Production Costs

In 2019, the Company expects to continue to generate solid cash flow with payable gold production of approximately 1,750,000 ounces (including 40,000 and 60,000 ounces of pre-commercial production at the Amaruq satellite deposit and the Meliadine mine project, respectively) compared with 1,626,669 ounces in 2018. This expected increase in payable gold production is primarily due to the expected commencement of commercial production at the Meliadine mine project and the Amaruq satellite deposit.

26   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out actual payable production in 2018 and expected payable production in 2019:

	2019 Forecast	2018 Actual

Gold (ounces)	1,750,000	1,626,669

Silver (thousands of ounces)	4,035	4,524

Zinc (tonnes)	10,155	7,864

Copper (tonnes)	3,944	4,193

In 2019, the Company expects total cash costs per ounce of gold produced on a by-product basis to be between $620 and $670. At the LaRonde mine total cash costs per ounce of gold produced on a by-product basis is expected to be approximately $467 compared with $445 in 2018. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde mine's expected total cash costs per ounce of gold produced on a by-product basis due to its significant by-product metal production. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $665 in 2019 at the LaRonde mine compared with $634 in 2018.

As production costs at the LaRonde, LaRonde Zone 5, Goldex, Meadowbank (including the Amaruq satellite deposit), Meliadine and Canadian Malartic mines are incurred primarily in Canadian dollars, production costs at the Kittila mine are incurred primarily in Euros and a portion of the production costs at the Pinos Altos, Creston Mascota and La India mines are incurred in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the Company's expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2019 total cash costs per ounce of gold produced on a by-product basis (forecast production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2019 through February 28, 2019:

	2019 Assumptions	Actual Market Average (January 1, 2019 – February 28, 2019)

Silver (per ounce)	$16.00	$15.70

Zinc (per tonne)	$2,756	$2,630

Copper (per tonne)	$6,063	$6,102

Diesel (C$ per litre)	$0.85	$0.87

C$/US$ exchange rate (C$)	$1.28	$1.33

Euro/US$ exchange rate (Euros)	€1.18	€1.14

Mexican peso/US$ exchange rate (Mexican pesos)	18.00	19.20

See Risk Profile – Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2019 total cash costs per ounce of gold produced on a by-product basis of certain changes in commodity prices and exchange rate assumptions.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   27

Exploration and Corporate Development Expenditures

In 2019, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $103.4 million. A large component of the 2019 exploration program will be focused on the Amaruq satellite deposit at Meadowbank in Nunavut, the Canadian Malartic and Goldex mines in the Abitibi region of northwest Quebec, the Sisar Zone at the Kittila mine in Finland, satellite targets at the La India mine and the Santa Gertrudis project in Sonora State, Mexico. The goal of these exploration programs is to delineate mineral reserves and mineral resources that can supplement the Company's existing production profile.

At the Amaruq satellite deposit at Meadowbank, the Company expects to spend $8.1 million for 32,800 metres of exploration drilling, in addition to $4.4 million for 20,300 metres of conversion drilling. The goals of the exploration program are to:

  •
  test for westerly and easterly extensions of the Whale Tail deposit;

  •
  extend the known mineral resources of the Whale Tail North structure toward the east to fill the gap with the V Zone;

  •
  test for deep extensions of the V Zone; and

  •
  test new concepts regionally to potentially outline additional sources of open pit ore.

At the Canadian Malartic mine, the Company expects to spend $2.3 million for 29,000 metres (on a 50% basis) of exploration and conversion drilling focused on increasing the known mineralization.

At the Kittila mine, the Company expects to spend $9.3 million for 42,400 metres of further deep drilling focused on the Main Zone in the Roura and Rimpi areas and the Sisar Zone. The goal of this program is to further explore the Kittila mineral reserve and mineral resource potential and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila. Outside of the mining licence areas, the Company expects to spend $1.1 million for 4,000 metres of diamond drilling for exploration along the Suurikuusikko, Kapsa and Hanhimaa Trends.

At the Goldex mine, the Company expects to spend $4.8 million for a combination of 7,000 metres of surface and underground exploration drilling and 46,800 metres of conversion drilling. At the adjacent Joubi property, the Company expects to spend $0.9 million for 6,000 metres of exploration drilling.

At the La India mine, the Company expects to spend $2.8 million for 10,000 metres of regional drilling that will target mineral resource expansion at the Tarachi and Chipriona satellite targets. In addition, focused on El Realito and other targets, the Company expects to spend $2.4 million for 10,000 metres of mine site exploration and $0.7 million for 2,000 metres of conversion drilling to extend the life of mine.

At the Santa Gertrudis project in Sonora, Mexico, the Company expects to spend $8.2 million for approximately 29,000 metres of drilling that will be focused on expanding the mineral resource, testing the extensions of high-grade structures and exploring new targets to be outlined by a target-generation initiative. The economic potential of Santa Gertrudis will also be evaluated.

Exploration programs are designed to infill and expand known deposits and test other favorable target areas that could ultimately supplement the Company's existing production profile. Exploration is success-driven and thus planned exploration could change materially based on the results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2019, the Company expects to capitalize approximately $28.1 million of drilling and development costs related to further delineating ore bodies and converting mineral resources into mineral reserves.

Other Expenses

General and administrative expenses are expected to be between $105.0 million and $125.0 million in 2019 compared with $124.9 million in 2018. Amortization of property, plant and mine development is expected to be between $580.0 million and $630.0 million in 2019 compared with $553.9 million in 2018. The Company's effective tax rate is expected to be between 45.0% and 50.0% in 2019.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $660.0 million in 2019. The Company expects to fund its 2019 capital expenditures through

28   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2019 capital expenditures program include the following:

  •
  $287.7 million in sustaining capital expenditures relating to the LaRonde mine ($71.3 million), Kittila mine ($69.7 million), Canadian Malartic mine ($47.0 million – 50% portion attributable to the Company), Pinos Altos mine ($23.8 million), Meliadine project ($23.1 million), Meadowbank mine including the Amaruq satellite deposit ($18.7 million), Goldex mine ($17.1 million), La India mine ($9.1 million), LaRonde Zone 5 mine ($6.6 million) and other projects ($1.3 million);

  •
  $344.2 million in capitalized development expenditures relating to the Amaruq satellite deposit at Meadowbank ($110.9 million), Kittila mine ($85.1 million), Canadian Malartic mine ($35.7 million – 50% portion attributable to the Company), Meliadine project ($33.3 million), Amaruq underground project ($23.0 million), Goldex mine ($17.4 million), LaRonde mine ($12.2 million), La India mine ($11.7 million), LaRonde Zone 5 mine ($2.8 million), Pinos Altos mine ($10.2 million) and other projects ($1.9 million); and

  •
  $28.1 million in capitalized drilling expenditures.

In 2019, a significant portion of the Company's capital commitments is expected to relate to the construction of the Amaruq satellite deposit (including the Amaruq underground project) at Meadowbank and the Kittila mine expansion. The Amaruq satellite deposit's (including the Amaruq underground project) capital commitment is forecast to be $133.9 million in development expenditures which represents approximately 20.3% of the expected $660.0 million in total capital expenditures in 2019.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company's securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Agnico Eagle's all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $875 to $925 in 2019 compared with $877 in 2018 primarily due to higher total cash costs.

Risk Profile

The Company is subject to significant risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. The risks described below are not the only ones facing the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For a more comprehensive discussion of these inherent risks, see "Risk Factors" in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Financial Instruments

The Company's principal financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and derivative financial instruments. The Company uses these financial instruments to manage its cash flows used to support ongoing operations and future growth.

The Company's principal financial assets are comprised of cash and cash equivalents, short-term investments, trade receivables, equity securities and derivative financial instruments. Cash and cash equivalents, short-term investments and

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   29

trade receivables are generated by the Company's operations. Equity securities are generally strategic investments made in other mining companies.

Using financial instruments expose the Company to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, commodity price risk and foreign currency risk as discussed below).

Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks and limiting concentration risk.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company mitigates liquidity risk primarily by monitoring its debt rating and the maturity dates of existing debt and other payables.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2018, there were no amounts outstanding on the Company's Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2018, short-term investments were $6.1 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Commodity Prices and Foreign Currencies

Agnico Eagle's net income is sensitive to metal prices and the Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates. For the purpose of the cash cost per ounce of gold produced sensitivity analysis set out in the table below, the Company applied the following metal price and exchange rate assumptions for 2019:

  •
  Silver – $16.00 per ounce;

  •
  Zinc – $2,756 per tonne;

  •
  Copper – $6,063 per tonne;

  •
  Diesel – C$0.85 per litre;

  •
  Canadian dollar/US dollar – C$1.28 per $1.00;

  •
  Euro/US dollar – €0.85 per $1.00; and

  •
  Mexican peso/US dollar – 18.00 Mexican pesos per $1.00.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2018, the ranges of metal prices, diesel prices and exchange rates were as follows:

  •
  Silver: $13.89 – $17.71 per ounce, averaging $15.71 per ounce;

  •
  Zinc: $2,284 – $3,619 per tonne, averaging $2,921 per tonne;

  •
  Copper: $5,759 – $7,331 per tonne, averaging $6,525 per tonne;

  •
  Diesel: C$0.65 – C$0.90 per litre, averaging C$0.74 per litre;

  •
  Canadian dollar/US dollar: C$1.23 – C$1.37 per $1.00, averaging C$1.30 per $1.00;

30   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  Euro/US dollar: €0.80 – €0.89 per $1.00, averaging €0.85 per $1.00; and

  •
  Mexican peso/US dollar: 17.94 – 20.96 Mexican pesos per $1.00, averaging 19.24 Mexican pesos per $1.00.

The following table sets out the impact on forecast 2019 total cash costs per ounce of gold produced on a by-product basis of specifically identified changes in assumed metal prices, the diesel price and exchange rates. Specifically identified changes in each variable were considered in isolation while holding all other assumptions constant. Based on historical market data and the 2018 price ranges shown above, these specifically identified changes in assumed metal prices, the diesel price and exchange rates are reasonably likely in 2019.

Changes in Variable	Impact on Forecast 2019 Total Cash Costs per Ounce of Gold Produced (By-Product Basis)

Silver – $1 per ounce	$2

Zinc – 10%	$2

Copper – 10%	$1

Diesel – 10%	$5

Canadian dollar/US dollar – 1%	$4

Euro/US dollar – 1%	$1

Mexican peso/US dollar – 10%	$3

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes. As at December 31, 2018, there were foreign exchange derivatives outstanding related to $626.4 million of 2019 expenditures. During the year ended December 31, 2018 the Company recognized a loss of $8.3 million on foreign exchange derivatives in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss).

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments. As at December 31, 2018, there were derivative financial instruments outstanding relating to 12.0 million gallons of heating oil. During the year ended December 31, 2018 the Company recognized a loss of $0.4 million on heating oil derivatives in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss).

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   31

Operational Risk

The Canadian Malartic, LaRonde, and Meadowbank mines were the Company's most significant contributors in 2018 to the Company's payable gold production at 21.4%, 21.1% and 15.3%, respectively. These mines are expected to account for 51.4% of the Company's payable gold production in 2019.

The following table sets out expected 2019 payable gold production by mine:

	Expected Payable Gold Production (Ounces)	Expected Payable Gold Production (%)

LaRonde mine	340,000	19.4%

LaRonde Zone 5 mine	40,000	2.3%

Goldex mine	115,000	6.6%

Meadowbank mine	65,000	3.7%

Amaruq satellite deposit at the Meadowbank mine	165,000	9.4%

Canadian Malartic mine (attributable 50.0%)	330,000	18.9%

Meliadine mine project	230,000	13.1%

Kittila mine	175,000	10.0%

Pinos Altos mine	165,000	9.5%

Creston Mascota mine	35,000	2.0%

La India mine	90,000	5.1%

Total	1,750,000	100.0%

Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company's mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

32   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2018. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective as at December 31, 2018.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 12, 2019 were exercised:

Common shares outstanding	234,186,501

Employee stock options	8,200,337

Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	1,068,776

Total	243,455,614

Sustainable Development

In 2018, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day-to-day operating and site closure. This integration began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the "Sustainable Development Policy") that reflects the Company's commitment to responsible mining practices. The Company believes that the Sustainable Development Policy will lead to the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Responsible Mining Management System (the "RMMS"), across all divisions of the Company. The Partnership has committed to implementing the RMMS at Canadian Malartic in the future. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS implementation is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the Occupational Health and Safety Assessment Series 18001 Health and Safety Management System.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   33

The RMMS incorporates the Company's commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach.

The Company has adopted and implemented the World Gold Council's Conflict Free Gold Standard. This implementation was initiated on January 1, 2013.

In 2017, the Company adopted the Voluntary Principles on Security and Human Rights, a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. An external audit of the Voluntary Principles was performed at the La India mine in 2018.

In 2018, the Company adopted an indigenous engagement policy and a diversity and inclusion policy.

The Company's Sustainable Development Policy is available on the Company's website at www.agnicoeagle.com. The Canadian Malartic mine's sustainable development report is available at its website, www.canadianmalartic.com.

Employee Health and Safety

The Company's overall health and safety performance, as measured by accident frequency, suffered a slight set back during 2018. A combined lost time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 1.27 was achieved, a 39% increase from the 2017 rate of 0.91 and above the target rate of 1.10. This increase can be attributed to the construction activities at the Amaruq satellite deposit at the Meadowbank mine and the Meliadine mine project and action plans have been put in place to correct the situation.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across all of the Company's operations to strengthen the risk-based training program. Developed by the Quebec Mining Association (the "AMQ"), the safety card system teaches workers and supervisors to use risk based thinking in their duties. Workers and their supervisors must meet every day to discuss on the job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

In 2018, the AMQ acknowledged the Company's strong performance in the area of health and safety, recognizing 21 of the Company's supervisors from the LaRonde, Lapa and Goldex mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000 or more hours supervised without a lost-time accident. Together, this group of 21 supervisors achieved more than 1.7 million hours supervised without a lost-time accident for a member of their crew. 15 supervisors from the Canadian Malartic mine were also recognized by the AMQ, achieving 2.2 million hours without a lost time accident.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2014, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. Emergency response simulations are also performed at all divisions on an annual basis. The TSM Initiative also contains a Health and Safety protocol.

The Canadian Malartic mine's combined accident frequency rate in 2018 was 1.21, compared to an objective of 1.10 and the 2017 rate of 0.78.

Community

The Company's goal, at each of its operations worldwide, is to hire as much of its workplace as possible, including management teams, directly from the local region in which the operation is located. In 2018, the overall company average for

34   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

local hiring was 62%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company continued its efforts in community development agreements in Nunavut. In 2015, the Meadowbank IIBA was renewed and the Meliadine IIBA was signed. In 2018, the Amaruq IIBA was signed. In 2018, the Company continued its dialogue with First Nations in the Abitibi region. The Company continues negotiations with First Nations around the Kirkland Lake project and the Partnership continues its dialogue with First Nations in the Abitibi region. The Company has adopted a reconciliation action plan in line with the call for action No. 92 of the federal Truth and Reconciliation Commission (TRC), the first step of which was to give training on First Nations Matters to the Company's executives. This training took place in December 2018.

The Canadian Malartic mine continued its contribution to the economic development fund (FECM) which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. The Canadian Malartic mine has also participated in forums initiated by the town council on the future of the town of Malartic.

The Company continued to support community health and educational initiatives in the region surrounding the Pinos Altos mine, including establishing a local sewing cooperative and donating material for the construction of new classrooms and the repair of existing classrooms.

The Company's Code of Business Conduct and Ethics Policy is available on the Company's website at www.agnicoeagle.com.

Environment

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 14001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

With respect to activities in 2018, the Canadian Malartic mine received one non-compliance blast notice for Nitrogen Oxide emissions during a blast in April 2018. The mine's team of on-site environmental experts continue to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

The Company's total liability for reclamation and closure cost obligations as at December 31, 2018 was $386.2 million (including the Company's share of the Canadian Malartic reclamation costs) and the Company's reclamation expense for the year ended December 31, 2018 was $14.4 million.

For more information please see Note 12 in the annual consolidated financial statements.

The Company's Environmental Policy is available on the Company's website at www.agnicoeagle.com.

Critical IFRS Accounting Policies and Accounting Estimates

The Company's annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Agnico Eagle's significant accounting policies including a summary of current and future changes in accounting policies are disclosed in Note 3 in the annual consolidated financial statements.

The preparation of the annual consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   35

may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2018 are disclosed in Note 4 in the annual consolidated financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

Mineral Reserve Data

The scientific and technical information contained in this MD&A relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; relating to mineral reserves at the Canadian Malartic mine, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation; and relating to mineral resources at the Canadian Malartic mine and the Odyssey and East Malartic projects, has been approved by Pascal Lehouiller, P. Geo., Senior Resource Geologist at Canadian Malartic Corporation, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A (except the Canadian Malartic mine, the Upper Canada project and the Upper Beaver project) as at December 31, 2018 are $1,150 per ounce gold, $16.00 per ounce silver, $1.00 per pound zinc and $2.50 per pound copper. Foreign exchange rates assumptions of C$1.20 per US$1.00, €0.87 per US$1.00 and 16.00 Mexican pesos per US$1.00 were used for all mines and projects other than the Meadowbank mine in Canada and the Sinter deposit at the Pinos Altos mine and the Creston Mascota mine in Mexico, which used foreign exchange rate assumptions of C$1.25 per US$1.00 and 17.00 Mexican pesos per US$1.00 (other assumptions unchanged) due to their shorter remaining mine lives.

December 31, 2018 mineral reserves at the Canadian Malartic mine, the Upper Canada project and the Upper Beaver project have been estimated using the following assumptions: $1,200 per ounce gold and $2.75 per pound copper; a cut-off grade at the Canadian Malartic mine between 0.37 g/t and 0.38 g/t gold (depending on the deposit); a C$125/tonne net smelter return (NSR) for the Upper Beaver project; and a foreign exchange rate of C$1.25 per US$1.00.

36   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)(iii)

	(thousands)		(thousands)
Proven Mineral Reserves

LaRonde mine	4,817	4.87	754

LaRonde Zone 5 mine	4,053	2.03	264

Canadian Malartic mine (attributable 50.0%)	23,029	0.89	658

Goldex mine	207	2.06	14

Meadowbank mine	1,141	1.57	58

Amaruq satellite deposit (part of Meadowbank Complex)	89	3.15	9

Meliadine mine project	150	5.67	27

Kittila mine	491	4.12	65

Pinos Altos mine	4,782	2.70	416

La India mine	228	0.49	4

Total Proven Mineral Reserves	38,987	1.81	2,268

Probable Mineral Reserves

LaRonde mine	11,561	6.26	2,327

LaRonde Zone 5 mine	5,377	2.41	417

Canadian Malartic mine (attributable 50.0%)	55,799	1.18	2,122

Goldex mine	18,717	1.58	949

Akasaba West project	5,432	0.84	147

Meadowbank mine	464	2.68	40

Amaruq satellite deposit (part of Meadowbank Complex)	24,852	3.60	2,873

Meliadine mine project	16,585	6.99	3,725

Upper Beaver project	7,992	5.43	1,395

Kittila mine	30,040	4.50	4,349

Pinos Altos mine	12,323	1.94	769

Creston Mascota mine	1,434	1.77	82

La India mine	24,256	0.74	577

Total Probable Mineral Reserves	214,833	2.86	19,771

Total Proven and Probable Mineral Reserves	253,820	2.70	22,039

Notes:

(i)
Amounts presented in this table have been rounded to the nearest thousand and therefore totals may differ slightly from the addition of the numbers.

(ii)
Complete information on the verification procedures, quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading "Information on Mineral Reserves and Mineral Resources of the Company"; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   37

  regulatory authorities on SEDAR on March 22, 2018; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property as at June 16, 2014 filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014.

(iii)
Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

38   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. The Company does not exclude stock based compensation expense in its calculation of adjusted net income. Stock option expense for the year ended December 31, 2018 was $19.3 million (2017 – $19.2 million; 2016 – $16.3 million).

	2018	2017(i)	2016

	(thousands of United States dollars)
Net income (loss) for the year	$(326,701)	$240,795	$158,824

Impairment loss on equity securities	–	8,532	–

Gain on sale of equity securities	–	–	(3,500)

Foreign currency translation loss	1,991	13,313	13,157

Loss (gain) on derivative financial instruments	6,065	(17,898)	(9,468)

Impairment reversal, net of tax	–	–	(81,210)

Impairment loss(ii)	389,693	–	–

Income and mining taxes adjustments(iii)	7,629	(24,921)	4,755

Other(iv)	(6,802)	14,006	26,963

Adjusted net income for the year	$71,875	$233,827	$109,521

Net income (loss) per share – basic	$(1.40)	$1.05	$0.71

Net income (loss) per share – diluted	$(1.40)	$1.04	$0.70

Adjusted net income per share – basic	$0.31	$1.02	$0.49

Adjusted net income per share – diluted	$0.31	$1.01	$0.49

Notes:

(i)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts above have been adjusted accordingly. For more information please see Note 3 in the Company's annual consolidated financial statements.

(ii)
The Company did not record a tax impact on the impairment loss as a result of the initial recognition exemption which does not require deferred tax to be recorded on goodwill or asset acquisitions.

(iii)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iv)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   39

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income (loss) in accordance with IFRS.

40   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Production Costs by Mine

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

(thousands of United States dollars)
LaRonde mine	$228,294	$185,488	$179,496

LaRonde Zone 5 mine	12,991	–	–

Lapa mine	27,870	38,786	52,974

Goldex mine	78,533	71,015	63,310

Meadowbank mine	211,147	224,364	218,963

Canadian Malartic mine(i)	199,761	188,568	183,635

Kittila mine	157,032	148,272	141,871

Pinos Altos mine	138,362	108,726	114,557

Creston Mascota mine	37,270	31,490	27,341

La India mine	69,095	61,133	49,745

Production costs per the consolidated statements of income (loss)	$1,160,355	$1,057,842	$1,031,892

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		343,686		348,870		305,788
Production costs	$228,294	$664	$185,488	$532	$179,496	$587

Inventory and other adjustments(iv)	(10,475)	(30)	26,246	75	24,914	81

Cash operating costs (co-product basis)	$217,819	$634	$211,734	$607	$204,410	$668

By-product metal revenues	(64,973)	(189)	(70,054)	(201)	(51,136)	(167)

Cash operating costs (by-product basis)	$152,846	$445	$141,680	$406	$153,274	$501

LaRonde Mine Per Tonne(iii)		Year Ended December 31, 2018				Year Ended December 31, 2017				Year Ended December 31, 2016

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,108				2,246				2,240
Production costs		$228,294		$108		$185,488		$83		$179,496		$80

Production costs (C$)	C$	293,094	C$	139	C$	243,638	C$	108	C$	237,934	C$	106

Inventory and other adjustments (C$)(v)		(41,568)		(20)		(1,107)		–		(1,447)		–

Minesite operating costs (C$)	C$	251,526	C$	119	C$	242,531	C$	108	C$	236,487	C$	106

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   41

LaRonde Zone 5 Mine Per Ounce of Gold Produced(ii)(vi)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		18,620		–		–
Production costs	$12,991	$698	$–	$–	$–	$–

Inventory and other adjustments(iv)	656	35	–	–	–	–

Cash operating costs (co-product basis)	$13,647	$733	$–	$–	$–	$–

By-product metal revenues	(21)	(1)	–	–	–	–

Cash operating costs (by-product basis)	$13,626	$732	$–	$–	$–	$–

LaRonde Zone 5 Mine Per Tonne(iii)(vii)		Year Ended December 31, 2018				Year Ended December 31, 2017				Year Ended December 31, 2016

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				225				–				–
Production costs		$12,991		$58		$–		$–		$–		$–

Production costs (C$)	C$	17,028	C$	76	C$	–	C$	–	C$	–	C$	–

Inventory and other adjustments (C$)(v)		945		4		–		–		–		–

Minesite operating costs (C$)	C$	17,973	C$	80	C$	–	C$	–	C$	–	C$	–

Lapa Mine Per Ounce of Gold Produced(ii)(viii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,026		48,410		73,930
Production costs	$27,870	$819	$38,786	$801	$52,974	$717

Inventory and other adjustments(iv)	1,843	54	(2,143)	(44)	1,173	15

Cash operating costs (co-product basis)	$29,713	$873	$36,643	$757	$54,147	$732

By-product metal revenues	(26)	(1)	(112)	(2)	(28)	–

Cash operating costs (by-product basis)	$29,687	$872	$36,531	$755	$54,119	$732

Lapa Mine Per Tonne(iii)		Year Ended December 31, 2018				Year Ended December 31, 2017				Year Ended December 31, 2016

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				311				398				593
Production costs		$27,870		$90		$38,786		$97		$52,974		$89

Production costs (C$)	C$	35,854	C$	115	C$	50,976	C$	128	C$	69,941	C$	118

Inventory and other adjustments (C$)(v)		2,369		8		(3,166)		(8)		1,580		3

Minesite operating costs (C$)	C$	38,223	C$	123	C$	47,810	C$	120	C$	71,521	C$	121

42   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Goldex Mine Per Ounce of Gold Produced(ii)(ix)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		121,167		110,906		120,704
Production costs	$78,533	$648	$71,015	$640	$63,310	$525

Inventory and other adjustments(iv)	(219)	(2)	(3,289)	(29)	912	7

Cash operating costs (co-product basis)	$78,314	$646	$67,726	$611	$64,222	$532

By-product metal revenues	(25)	–	(24)	(1)	(26)	–

Cash operating costs (by-product basis)	$78,289	$646	$67,702	$610	$64,196	$532

Goldex Mine Per Tonne(iii)(x)		Year Ended December 31, 2018				Year Ended December 31, 2017				Year Ended December 31, 2016

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,625				2,396				2,545
Production costs		$78,533		$30		$71,015		$30		$63,310		$25

Production costs (C$)	C$	101,787	C$	39	C$	91,998	C$	38	C$	83,835	C$	33

Inventory and other adjustments (C$)(v)		44		–		(2,404)		(1)		1,231		–

Minesite operating costs (C$)	C$	101,831	C$	39	C$	89,594	C$	37	C$	85,066	C$	33

Meadowbank Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		248,997		352,526		312,214
Production costs	$211,147	$848	$224,364	$636	$218,963	$701

Inventory and other adjustments(iv)	(5,769)	(23)	(3,127)	(8)	8,105	26

Cash operating costs (co-product basis)	$205,378	$825	$221,237	$628	$227,068	$727

By-product metal revenues	(2,685)	(11)	(4,714)	(14)	(3,837)	(12)

Cash operating costs (by-product basis)	$202,693	$814	$216,523	$614	$223,231	$715

Meadowbank Mine Per Tonne(iii)		Year Ended December 31, 2018				Year Ended December 31, 2017				Year Ended December 31, 2016

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				3,262				3,853				3,915
Production costs		$211,147		$65		$224,364		$58		$218,963		$56

Production costs (C$)	C$	272,140	C$	83	C$	292,216	C$	76	C$	284,748	C$	73

Inventory and other adjustments (C$)(v)		(4,477)		(1)		1,512		–		5,681		1

Minesite operating costs (C$)	C$	267,663	C$	82	C$	293,728	C$	76	C$	290,429	C$	74

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   43

Canadian Malartic Mine(i) Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		348,600		316,731		292,514
Production costs	$199,761	$573	$188,568	$595	$183,635	$628

Inventory and other adjustments(iv)	1,947	6	(497)	(1)	(553)	(2)

Cash operating costs (co-product basis)	$201,708	$579	$188,071	$594	$183,082	$626

By-product metal revenues	(6,806)	(20)	(5,759)	(18)	(5,821)	(20)

Cash operating costs (by-product basis)	$194,902	$559	$182,312	$576	$177,261	$606

Canadian Malartic Mine(i) Per Tonne(iii)		Year Ended December 31, 2018				Year Ended December 31, 2017				Year Ended December 31, 2016

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				10,242				10,179				9,821
Production costs		$199,761		$20		$188,568		$19		$183,635		$19

Production costs (C$)	C$	258,291	C$	25	C$	243,903	C$	24	C$	244,333	C$	25

Inventory and other adjustments (C$)(v)		2,972		–		(3,567)		–		(3,399)		–

Minesite operating costs (C$)	C$	261,263	C$	25	C$	240,336	C$	24	C$	240,934	C$	25

Kittila Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	188,979		196,938		202,508
Production costs	$157,032	$831	$148,272	$753	$141,871	$701

Inventory and other adjustments(iv)	4,374	23	213	1	(26)	(1)

Cash operating costs (co-product basis)	$161,406	$854	$148,485	$754	$141,845	$700

By-product metal revenues	(186)	(1)	(192)	(1)	(200)	(1)

Cash operating costs (by-product basis)	$161,220	$853	$148,293	$753	$141,645	$699

Kittila Mine Per Tonne(iii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		1,827		1,685		1,667
Production costs	$157,032	$86	$148,272	$88	$141,871	$85

Production costs (€)	€133,817	€73	€131,111	€78	€128,599	€77

Inventory and other adjustments (€)(v)	2,545	2	(79)	–	(505)	–

Minesite operating costs (€)	€136,362	€75	€131,032	€78	$128,094	$77

44   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	181,057		180,859		192,772
Production costs	$138,362	$764	$108,726	$601	$114,557	$594

Inventory and other adjustments(iv)	(2,767)	(15)	5,926	33	(1,840)	(9)

Cash operating costs (co-product basis)	$135,595	$749	$114,652	$634	$112,717	$585

By-product metal revenues	(36,301)	(201)	(43,169)	(239)	(44,118)	(229)

Cash operating costs (by-product basis)	$99,294	$548	$71,483	$395	$68,599	$356

Pinos Altos Mine Per Tonne(iii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		2,218		2,308		2,260
Production costs	$138,362	$62	$108,726	$47	$114,557	$51

Inventory and other adjustments(v)	(3,061)	(1)	6,065	3	(3,698)	(2)

Minesite operating costs	$135,301	$61	$114,791	$50	$110,859	$49

Creston Mascota Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		40,180		48,384		47,296
Production costs	$37,270	$928	$31,490	$651	$27,341	$578

Inventory and other adjustments(iv)	1,326	33	862	18	472	10

Cash operating costs (co-product basis)	$38,596	$961	$32,352	$669	$27,813	$588

By-product metal revenues	(4,818)	(120)	(4,535)	(94)	(3,426)	(72)

Cash operating costs (by-product basis)	$33,778	$841	$27,817	$575	$24,387	$516

Creston Mascota Mine Per Tonne(iii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,422		2,196		2,119
Production costs	$37,270	$26	$31,490	$14	$27,341	$13

Inventory and other adjustments(v)	853	1	559	1	(77)	–

Minesite operating costs	$38,123	$27	$32,049	$15	$27,264	$13

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   45

La India Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	101,357		101,150		115,162
Production costs	$69,095	$682	$61,133	$604	$49,745	$432

Inventory and other adjustments(iv)	3,084	30	2,958	30	4,189	36

Cash operating costs (co-product basis)	$72,179	$712	$64,091	$634	$53,934	$468

By-product metal revenues	(2,777)	(27)	(5,392)	(54)	(8,453)	(73)

Cash operating costs (by-product basis)	$69,402	$685	$58,699	$580	$45,481	$395

La India Mine Per Tonne(iii)	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		6,128		5,965		5,837
Production costs	$69,095	$11	$61,133	$10	$49,745	$9

Inventory and other adjustments(v)	2,109	1	1,545	1	2,909	–

Minesite operating costs	$71,204	$12	$62,678	$11	$52,654	$9

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The LaRonde Zone 5 mine's per ounce of gold production calculations for the year ended December 31, 2017 exclude 515 ounces of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.

(vii)
The LaRonde Zone 5 mine's per tonne calculations for the year ended December 31, 2017 exclude 7,709 tonnes and the associated costs which were processed prior to the achievement of commercial production on June 1, 2018.

(viii)
The Lapa mine's per ounce of gold production calculations for the year ended December 31, 2017 exclude 203 ounces of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(ix)
The Goldex mine's per ounce of gold production calculations for the year ended December 31, 2017 exclude 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(x)
The Goldex mine's per tonne calculations for the year ended December 31, 2017 exclude 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

46   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$1,160,355	$1,057,842	$1,031,892

Adjusted gold production (ounces)(i)(ii)(iii)	1,626,669	1,704,774	1,662,888

Production costs per ounce of adjusted gold production(i)(ii)(iii)	$713	$621	$621

Adjustments:

Inventory and other adjustments(iv)	(3)	16	22

Total cash costs per ounce of gold produced (co-product basis)(v)	$710	$637	$643

By-product metal revenues	(73)	(79)	(70)

Total cash costs per ounce of gold produced (by-product basis)(v)	$637	$558	$573

Adjustments:

Sustaining capital expenditures (including capitalized exploration)	159	176	187

General and administrative expenses (including stock options)	77	67	62

Non-cash reclamation provision and other	4	3	2

All-in sustaining costs per ounce of gold produced (by-product basis)	$877	$804	$824

By-product metal revenues	73	79	70

All-in sustaining costs per ounce of gold produced (co-product basis)	$950	$883	$894

Notes:

(i)
Adjusted gold production for the year ended December 31, 2017 excludes 8,041 ounces of payable gold production at the Goldex mine's Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii)
Adjusted gold production for the year ended December 31, 2017 excludes 515 ounces of payable gold production at the LaRonde Zone 5 mine which were produced prior to the achievement of commercial production on June 1, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   47

(iii)
Adjusted gold production for the year ended December 31, 2017 excludes 203 ounces of payable gold production at the Lapa mine as the result of Lapa mill being placed on temporary maintenance.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

48   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	Total 2018

Operating margin(i):

Revenues from mining operations	$578,435	$556,282	$518,683	$537,821	$2,191,221

Production costs	295,326	303,695	276,862	284,472	1,160,355

Total operating margin(i)	283,109	252,587	241,821	253,349	1,030,866

Operating margin(i) by mine:

Northern Business

LaRonde mine	89,760	74,517	65,405	58,697	288,379

LaRonde Zone 5 mine	–	334	2,402	5,600	8,336

Lapa mine	289	6,303	1,467	3,868	11,927

Goldex mine	18,052	18,686	17,837	19,318	73,893

Meadowbank mine	30,193	21,001	32,816	27,985	111,995

Canadian Malartic mine(ii)	62,261	67,680	58,478	60,346	248,765

Kittila mine	23,309	15,312	19,115	22,516	80,252

Southern Business

Pinos Altos mine	37,219	29,620	29,072	36,582	132,493

Creston Mascota mine	7,636	3,313	1,660	4,794	17,403

La India mine	14,390	15,821	13,569	13,643	57,423

Total operating margin(i)	283,109	252,587	241,821	253,349	1,030,866

Impairment loss	–	–	–	389,693	389,693

Amortization of property, plant and mine development	134,370	138,469	143,859	137,235	553,933

Exploration, corporate and other	79,386	73,710	79,502	113,694	346,292

Income (loss) before income and mining taxes	69,353	40,408	18,460	(387,273)	(259,052)

Income and mining taxes	24,423	35,436	1,407	6,383	67,649

Net income (loss) for the period	$44,930	$4,972	$17,053	$(393,656)	$(326,701)

Net income (loss) per share – basic (US$)	$0.19	$0.02	$0.07	$(1.68)	$(1.40)

Net income (loss) per share – diluted (US$)	$0.19	$0.02	$0.07	$(1.68)	$(1.40)

Cash flows:

Cash provided by operating activities	$207,706	$120,087	$137,573	$140,284	$605,650

Cash used in investing activities	$(354,717)	$(201,405)	$(311,870)	$(336,376)	$(1,204,368)

Cash (used in) provided by financing activities	$(34,348)	$340,498	$(13,952)	$(18,099)	$274,099

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   49

	Three Months Ended

	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	Total 2018

Realized prices (US$):

Gold (per ounce)	$1,332	$1,293	$1,204	$1,235	$1,266

Silver (per ounce)	$16.76	$16.43	$14.20	$14.53	$15.51

Zinc (per tonne)	$3,439	$3,144	$2,615	$2,568	$3,034

Copper (per tonne)	$7,201	$6,760	$5,900	$6,126	$6,543

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	89,785	84,526	88,353	81,022	343,686

LaRonde Zone 5 mine	–	4,601	3,823	10,196	18,620

Lapa mine	1,722	14,533	10,464	7,307	34,026

Goldex mine	27,924	30,480	31,255	31,508	121,167

Meadowbank mine	61,447	59,627	68,259	59,664	248,997

Canadian Malartic mine(ii)	83,403	91,863	88,602	84,732	348,600

Kittila mine	48,118	42,049	49,459	49,353	188,979

Southern Business

Pinos Altos mine	41,836	43,646	46,405	49,170	181,057

Creston Mascota mine	11,988	8,716	8,024	11,452	40,180

La India mine	23,055	24,920	27,074	26,308	101,357

Total gold (ounces)	389,278	404,961	421,718	410,712	1,626,669

Silver (thousands of ounces)

Northern Business

LaRonde mine	367	234	234	205	1,040

LaRonde Zone 5 mine	–	–	1	1	2

Lapa mine	–	1	–	1	2

Goldex mine	–	1	–	–	1

Meadowbank mine	60	48	35	28	171

Canadian Malartic mine(ii)	106	117	110	104	437

Kittila mine	3	3	3	4	13

Southern Business

Pinos Altos mine	541	538	658	631	2,368

Creston Mascota mine	91	77	59	83	310

La India mine	45	37	44	54	180

Total silver (thousands of ounces)	1,213	1,056	1,144	1,111	4,524

Zinc (tonnes)	1,046	2,778	872	3,168	7,864

Copper (tonnes)	1,292	961	1,026	914	4,193

50   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	101,825	94,868	86,292	81,831	364,816

LaRonde Zone 5 mine	–	683	7,155	9,631	17,469

Lapa mine	613	13,286	6,335	11,640	31,874

Goldex mine	27,458	30,531	30,884	31,748	120,621

Meadowbank mine	68,125	59,126	67,153	58,610	253,014

Canadian Malartic mine(ii)(iv)	77,045	84,920	84,303	84,352	330,620

Kittila mine	49,780	41,758	48,340	47,993	187,871

Southern Business

Pinos Altos mine	46,360	43,653	44,714	50,717	185,444

Creston Mascota mine	11,889	9,499	7,795	10,409	39,592

La India mine	22,030	25,362	26,005	25,067	98,464

Total gold (ounces)	405,125	403,686	408,976	411,998	1,629,785

Silver (thousands of ounces)

Northern Business

LaRonde mine	362	249	225	207	1,043

LaRonde Zone 5 mine	–	–	1	–	1

Lapa mine	–	1	–	1	2

Goldex mine	–	1	–	1	2

Meadowbank mine	58	51	35	26	170

Canadian Malartic mine(ii)(iv)	87	107	110	90	394

Kittila mine	4	2	3	4	13

Southern Business

Pinos Altos mine	611	528	659	644	2,442

Creston Mascota mine	86	81	59	75	301

La India mine	47	41	37	51	176

Total silver (thousands of ounces)	1,255	1,061	1,129	1,099	4,544

Zinc (tonnes)	2,530	2,979	1,118	1,896	8,523

Copper (tonnes)	1,288	945	1,036	926	4,195

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   51

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2017	June 30, 2017(v)	September 30, 2017(v)	December 31, 2017(v)	Total 2017(v)

Operating margin(i):

Revenues from mining operations	$547,459	$549,883	$580,008	$565,254	$2,242,604

Production costs	240,339	267,641	262,173	287,689	$1,057,842

Total operating margin(i)	307,120	282,242	317,835	277,565	1,184,762

Operating margin(i) by mine:

Northern Business

LaRonde mine	70,702	54,062	100,550	73,686	299,000

Lapa mine	6,205	8,189	9,825	1,567	25,786

Goldex mine	20,854	15,990	18,274	13,532	68,650

Meadowbank mine	57,473	62,668	55,324	49,196	224,661

Canadian Malartic mine(ii)	51,586	51,237	56,702	56,348	215,873

Kittila mine	29,841	21,741	25,662	23,245	100,489

Southern Business

Pinos Altos mine	42,033	41,138	29,445	36,563	149,179

Creston Mascota mine	8,057	8,114	6,993	9,144	32,308

La India mine	20,369	19,103	15,060	14,284	68,816

Total operating margin(i)	307,120	282,242	317,835	277,565	1,184,762

Amortization of property, plant and mine development	132,509	128,440	118,312	129,478	508,739

Exploration, corporate and other	71,964	90,122	92,776	81,872	336,734

Income before income and mining taxes	102,647	63,680	106,747	66,215	339,289

Income and mining taxes (recovery)	26,697	8,804	34,278	28,715	98,494

Net income for the period	$75,950	$54,876	$72,469	$37,500	$240,795

Net income per share – basic (US$)	$0.33	$0.24	$0.31	$0.16	$1.05

Net income per share – diluted (US$)	$0.33	$0.23	$0.31	$0.16	$1.04

Cash flows:

Cash provided by operating activities	$222,611	$183,950	$194,066	$166,930	$767,557

Cash used in investing activities	$(153,687)	$(203,444)	$(265,617)	$(377,304)	$(1,000,052)

Cash (used in) provided by financing activities	$181,571	$169,836	$(12,139)	$(10,101)	$329,167

52   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Realized prices (US$):

Gold (per ounce)	$1,223	$1,260	$1,282	$1,279	$1,261

Silver (per ounce)	$17.62	$17.03	$16.92	$16.72	$17.07

Zinc (per tonne)	$2,782	$2,642	$2,780	$3,215	$2,829

Copper (per tonne)	$6,277	$5,660	$6,412	$6,806	$6,345

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	78,912	72,090	105,860	92,523	349,385

Lapa mine	15,360	15,881	17,169	203	48,613

Goldex mine	32,671	30,337	28,906	27,033	118,947

Meadowbank mine	85,370	95,289	86,821	85,046	352,526

Canadian Malartic mine(ii)	71,382	82,509	82,097	80,743	316,731

Kittila mine	51,621	47,156	50,415	47,746	196,938

Southern Business

Pinos Altos mine	45,360	48,196	46,897	40,406	180,859

Creston Mascota mine	11,244	12,074	11,054	14,012	48,384

La India mine	26,296	24,211	25,143	25,500	101,150

Total gold (ounces)	418,216	427,743	454,362	413,212	1,713,533

Silver (thousands of ounces)

Northern Business

LaRonde mine	272	337	285	360	1,254

Lapa mine	1	1	1	–	3

Goldex mine	–	1	–	–	1

Meadowbank mine	71	65	72	67	275

Canadian Malartic mine(ii)	84	89	80	88	341

Kittila mine	3	3	4	3	13

Southern Business

Pinos Altos mine	583	645	695	612	2,535

Creston Mascota mine	56	70	71	84	281

La India mine	128	74	60	51	313

Total silver (thousands of ounces)	1,198	1,285	1,268	1,265	5,016

Zinc (tonnes)	1,005	1,724	1,771	2,010	6,510

Copper (tonnes)	1,272	907	1,056	1,266	4,501

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   53

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	85,456	72,706	103,483	91,795	353,440

Lapa mine	15,407	15,870	16,843	2,808	50,928

Goldex mine	33,212	30,165	28,026	27,797	119,200

Meadowbank mine	90,555	92,038	89,923	80,990	353,506

Canadian Malartic mine(ii)(iv)	63,860	77,380	74,040	83,750	299,030

Kittila mine	53,900	46,210	49,513	48,079	197,702

Southern Business

Pinos Altos mine	45,133	47,839	35,704	44,350	173,026

Creston Mascota mine	11,626	11,414	10,763	13,448	47,251

La India mine	25,680	26,251	23,781	23,979	99,691

Total gold (ounces)	424,829	419,873	432,076	416,996	1,693,774

Silver (thousands of ounces)

Northern Business

LaRonde mine	288	319	296	348	1,251

Lapa mine	–	6	–	1	7

Goldex mine	–	1	–	–	1

Meadowbank mine	63	73	54	85	275

Canadian Malartic mine(ii)(iv)	79	75	85	90	329

Kittila mine	2	3	4	2	11

Southern Business

Pinos Altos mine	606	586	550	655	2,397

Creston Mascota mine	50	70	63	82	265

La India mine	129	86	51	50	316

Total silver (thousands of ounces)	1,217	1,219	1,103	1,313	4,852

Zinc (tonnes)	2,136	1,645	1,314	1,221	6,316

Copper (tonnes)	1,229	885	1,157	1,328	4,599

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

54   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Osisko Arrangement.

(v)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   55

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

	2018	2017(xi)	2016

Revenues from mining operations	$2,191,221	$2,242,604	$2,138,232

Production costs	1,160,355	1,057,842	1,031,892

Operating margin(i)	1,030,866	1,184,762	1,106,340

Amortization of property, plant and mine development	553,933	508,739	613,160

Impairment loss (reversal)	389,693	–	(120,161)

Exploration, corporate and other	346,292	336,734	344,880

Income (loss) before income and mining taxes	(259,052)	339,289	268,461

Income and mining taxes	67,649	98,494	109,637

Net income (loss) for the year	$(326,701)	$240,795	$158,824

Net income (loss) per share – basic	$(1.40)	$1.05	$0.71

Net income (loss) per share – diluted	$(1.40)	$1.04	$0.70

Operating cash flow	$605,650	$767,557	$778,617

Investing cash flow	$(1,204,368)	$(1,000,052)	$(553,490)

Financing cash flow	$274,099	$329,167	$190,386

Dividends declared per share	$0.44	$0.41	$0.36

Capital expenditures per Consolidated Statements of Cash Flows	$1,089,100	$874,153	$516,050

Average gold price per ounce realized	$1,266	$1,261	$1,249

Average silver price per ounce realized	$15.51	$17.07	$17.28

Average zinc price per tonne realized	$3,034	$2,829	$2,047

Average copper price per tonne realized	$6,543	$6,345	$4,827

Weighted average number of common shares outstanding – basic (thousands)	233,251	230,252	222,737

Working capital (including undrawn credit lines)	$1,910,978	$2,326,939	$2,005,785

Total assets	$7,852,843	$7,865,601	$7,107,951

Long-term debt	$1,721,308	$1,371,851	$1,072,790

Shareholders' equity	$4,550,012	$4,946,991	$4,492,474

56   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Summary

LaRonde mine

Revenues from mining operations		$516,673		$484,488		$388,180

Production costs		228,294		185,488		179,496

Operating margin(i)		$288,379		$299,000		$208,684

Amortization of property, plant and mine development		94,406		82,979		85,292

Gross profit		$193,973		$216,021		$123,392

Tonnes of ore milled		2,108,068		2,246,114		2,240,144

Gold – grams per tonne		5.32		5.05		4.44

Gold production – ounces		343,686		348,870		305,788

Silver production – thousands of ounces		1,040		1,254		988

Zinc production – tonnes		7,864		6,510		4,687

Copper production – tonnes		4,193		4,501		4,416

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$664		$532		$587

Adjustments:

Inventory and other adjustments(ii)		(30)		75		81

Total cash costs per ounce of gold produced – co-product basis(iii)		$634		$607		$668

By-product metal revenues		(189)		(201)		(167)

Total cash costs per ounce of gold produced – by-product basis(iii)		$445		$406		$501

Minesite costs per tonne(iv)	C$	119	C$	108	C$	106

LaRonde Zone 5 mine

Revenues from mining operations		$21,327		$–		$–

Production costs		12,991		–		–

Operating margin(i)		$8,336		$–		$–

Amortization of property, plant and mine development		1,658		–		–

Gross profit		$6,678		$–		$–

Tonnes of ore milled		224,643		7,709		–

Gold – grams per tonne		2.76		–		–

Gold production – ounces		18,620		515		–

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   57

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$698		$–		$–

Adjustments:

Inventory and other adjustments(ii)		35		–		–

Total cash costs per ounce of gold produced – co-product basis(iii)(v)		$733		$–		$–

By-product metal revenues		(1)		–		–

Total cash costs per ounce of gold produced – by-product basis(iii)(v)		$732		$–		$–

Minesite costs per tonne(iv)(vi)	C$	80	C$	–	C$	–

Lapa mine

Revenues from mining operations		$39,797		$64,572		$92,160

Production costs		27,870		38,786		52,974

Operating margin(i)		$11,927		$25,786		$39,186

Amortization of property, plant and mine development		268		1,736		30,915

Gross profit		$11,659		$24,050		$8,271

Tonnes of ore milled		311,013		398,248		592,683

Gold – grams per tonne		4.24		4.24		4.64

Gold production – ounces		34,026		48,613		73,930

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$819		$801		$717

Adjustments:

Inventory and other adjustments(ii)		54		(44)		15

Total cash costs per ounce of gold produced – co-product basis(iii)(vii)		$873		$757		$732

By-product metal revenues		(1)		(2)		–

Total cash costs per ounce of gold produced – by-product basis(iii)(vii)		$872		$755		$732

Minesite costs per tonne(iv)	C$	123	C$	120	C$	121

Goldex mine

Revenues from mining operations		$152,426		$139,665		$149,730

Production costs		78,533		71,015		63,310

Operating margin(i)		$73,893		$68,650		$86,420

Amortization of property, plant and mine development		37,390		36,488		41,278

Gross profit		$36,503		$32,162		$45,142

58   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Tonnes of ore milled		2,624,682		2,572,014		2,545,300

Gold – grams per tonne		1.54		1.53		1.60

Gold production – ounces		121,167		118,947		120,704

Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$648		$640		$525

Adjustments:

Inventory and other adjustments(ii)		(2)		(29)		7

Total cash costs per ounce of gold produced – co-product basis(iii)(viii)		$646		$611		$532

By-product metal revenues		–		(1)		–

Total cash costs per ounce of gold produced – by-product basis(iii)(viii)		$646		$610		$532

Minesite costs per tonne(iv)(ix)	C$	39	C$	37	C$	33

Meadowbank mine

Revenues from mining operations		$323,142		$449,025		$384,023

Production costs		211,147		224,364		218,963

Operating margin(i)		$111,995		$224,661		$165,060

Amortization of property, plant and mine development		83,361		74,130		122,545

Gross profit		$28,634		$150,531		$42,515

Tonnes of ore milled		3,263,040		3,853,034		3,915,102

Gold – grams per tonne		2.56		3.12		2.70

Gold production – ounces		248,997		352,526		312,214

Silver production – thousands of ounces		171		275		221

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$848		$636		$701

Adjustments:

Inventory and other adjustments(ii)		(23)		(8)		26

Total cash costs per ounce of gold produced – co-product basis(iii)		$825		$628		$727

By-product metal revenues		(11)		(14)		(12)

Total cash costs per ounce of gold produced – by-product basis(iii)		$814		$614		$715

Minesite costs per tonne(iv)	C$	82	C$	76	C$	74

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   59

Canadian Malartic mine(x)

Revenues from mining operations		$448,526		$404,441		$371,920

Production costs		199,761		188,568		183,635

Operating margin(i)		$248,765		$215,873		$188,285

Amortization of property, plant and mine development		126,422		122,368		117,665

Gross profit		$122,343		$93,505		$70,621

Tonnes of ore milled		10,241,870		10,178,803		9,820,696

Gold – grams per tonne		1.20		1.09		1.04

Gold production – ounces		348,600		316,731		292,514

Silver production – thousands of ounces		437		341		340

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$573		$595		$628

Adjustments:

Inventory and other adjustments(ii)		6		(1)		(2)

Total cash costs per ounce of gold produced – co-product basis(iii)		$579		$594		$626

By-product metal revenues		(20)		(18)		(20)

Total cash costs per ounce of gold produced – by-product basis(iii)		$559		$576		$606

Minesite costs per tonne(iv)	C$	25	C$	24	C$	25

Kittila mine

Revenues from mining operations		$237,284		$248,761		$252,346

Production costs		157,032		148,272		141,871

Operating margin(i)		$80,252		$100,489		$110,475

Amortization of property, plant and mine development		71,732		58,682		57,361

Gross profit		$8,520		$41,807		$53,114

Tonnes of ore milled		1,827,335		1,684,626		1,666,732

Gold – grams per tonne		3.80		4.15		4.41

Gold production – ounces		188,979		196,938		202,508

Silver production – thousands of ounces		13		13		12

60   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$831	$753	$701

Adjustments:

Inventory and other adjustments(ii)	23	1	(1)

Total cash costs per ounce of gold produced – co-product basis(iii)	$854	$754	$700

By-product metal revenues	(1)	(1)	(1)

Total cash costs per ounce of gold produced – by-product basis(iii)	$853	$753	$699

Minesite costs per tonne(iv)	€75	€78	€77

Pinos Altos mine

Revenues from mining operations	$270,855	$257,905	$294,377

Production costs	138,362	108,726	114,557

Operating margin(i)	$132,493	$149,179	$179,820

Amortization of property, plant and mine development	70,203	59,970	64,101

Gross profit	$62,290	$89,209	$115,719

Tonnes of ore processed	2,217,979	2,307,872	2,260,155

Gold – grams per tonne	2.96	2.86	3.04

Gold production – ounces	181,057	180,859	192,772

Silver production – thousands of ounces	2,368	2,535	2,505

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$764	$601	$594

Adjustments:

Inventory and other adjustments(ii)	(15)	33	(9)

Total cash costs per ounce of gold produced – co-product basis(iii)	$749	$634	$585

By-product metal revenues	(201)	(239)	(229)

Total cash costs per ounce of gold produced – by-product basis(iii)	$548	$395	$356

Minesite costs per tonne(iv)	$61	$50	$49

Creston Mascota mine

Revenues from mining operations	$54,673	$63,798	$62,967

Production costs	37,270	31,490	27,341

Operating margin(i)	$17,403	$32,308	$35,626

Amortization of property, plant and mine development	18,465	22,605	18,898

Gross profit	$(1,062)	$9,703	$16,728

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   61

Tonnes of ore processed	1,422,411	2,195,655	2,119,245

Gold – grams per tonne	1.03	1.23	1.12

Gold production – ounces	40,180	48,384	47,296

Silver production – thousands of ounces	310	281	201

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$928	$651	$578

Adjustments:

Inventory and other adjustments(ii)	33	18	10

Total cash costs per ounce of gold produced – co-product basis(iii)	$961	$669	$588

By-product metal revenues	(120)	(94)	(72)

Total cash costs per ounce of gold produced – by-product basis(iii)	$841	$575	$516

Minesite costs per tonne(iv)	$27	$15	$13

La India mine

Revenues from mining operations	$126,518	$129,949	$142,529

Production costs	69,095	61,133	49,745

Operating margin(i)	$57,423	$68,816	$92,784

Amortization of property, plant and mine development	48,329	46,918	72,043

Gross profit	$9,094	$21,898	$20,741

Tonnes of ore processed	6,127,526	5,965,250	5,837,404

Gold – grams per tonne	0.72	0.69	0.81

Gold production – ounces	101,357	101,150	115,162

Silver production – thousands of ounces	180	313	486

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$682	$604	$432

Adjustments:

Inventory and other adjustments(ii)	30	30	36

Total cash costs per ounce of gold produced – co-product basis(iii)	$712	$634	$468

By-product metal revenues	(27)	(54)	(73)

Total cash costs per ounce of gold produced – by-product basis(iii)	$685	$580	$395

Minesite costs per tonne(iv)	$12	$11	$9

62   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.
(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.
(iii)	Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.
(iv)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.
(v)	The LaRonde Zone 5 mine's per ounce of gold production calculations exclude 515 ounces for the year ended December 31, 2017 of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.
(vi)	The LaRonde Zone 5 mine's per tonne calculations exclude 7,709 tonnes for the year ended December 31, 2017 and the associated costs which were processed prior to the achievement of commercial production on June 1, 2018.
(vii)	The Lapa mine's data presented on a per ounce of gold produced basis for the year ended December 31, 2017 excludes 203 ounces of payable gold production as a result of the Lapa mill being placed on temporary maintenance.
(viii)	The Goldex mine's per ounce of gold production calculations for the year ended December 31, 2017 exclude 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.
(ix)	The Goldex mine's per tonne calculations for the year ended December 31, 2017 exclude 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.
(x)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.
(xi)	The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   63

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  Exhibit 99.3
NOTE TO INVESTORS CONCERNING FORWARD - LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
GOLD ($ per ounce)
SILVER ($ per ounce)
Total Production Costs by Category 2018
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED THREE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)